Filed Pursuant to Rule 424(b)(5)

Registration No. 333-162931

Title of Notes to be Registered	Amount to be Registered	Maximum Aggregate Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
7.25% Notes due 2018	$600,000,000	100%	$600,000,000	$69,660

(1)	Calculated in accordance with Rule 457(o) and (r) under the Securities Act of 1933, as amended.

P R O S P E C T U S    S U P P L E M E N T

(To prospectus dated November 5, 2009)

$600,000,000

R.R. DONNELLEY & SONS COMPANY

7.25% Notes due 2018

RR Donnelley is offering $600.0 million aggregate principal amount of its 7.25% notes due 2018. Interest on the notes will be paid semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2011. The notes will mature on May 15, 2018. We may redeem the notes at any time and from time to time, in whole or in part, at a redemption price as described in this prospectus supplement in the section entitled “Description of the Notes—Optional Redemption.”

The notes will be our general unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

Investing in the notes involves risks. See “Risk Factors” beginning on page 10 of our Annual Report on Form 10-K for the year ended December 31, 2010, “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Outlook—Risks Related to Market Conditions” on page 27 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and page S-17 of this prospectus supplement.

	Per Note	Total
Public offering price(1)	100.00%	$600,000,000
Underwriting discounts and commissions	1.50%	$9,000,000
Proceeds to RR Donnelley, before expenses(1)	98.50%	$591,000,000

(1)	Plus accrued interest, if any, from June 1, 2011, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, societe anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear System, against payment in New York, New York on or about June 1, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	Citi	J.P. Morgan

Co-Managers

Mitsubishi UFJ Securities	US Bancorp	Fifth Third Securities, Inc.	PNC Capital Markets LLC

Scotia Capital	TD Securities	UBS Investment Bank

The date of this prospectus supplement is May 17, 2011.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus supplement, unless the context indicates otherwise, the terms “RR Donnelley,” “we,” “us,” “Company” and “our” refer to R.R. Donnelley & Sons Company and its subsidiaries.

Our name, logo and other trademarks mentioned in this prospectus supplement are the property of their respective owners.

Prospectus Supplement

Prospectus

Where You Can Find More Information	1
Incorporation of Certain Information by Reference	1
The Company	2
Use of Proceeds	2
Validity of the Securities	2
Experts	2

WHERE YOU CAN FIND MORE INFORMATION

Available Information

RR Donnelley is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and in accordance therewith files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, on a regular basis. You may read and copy this information or obtain copies of this information by mail from the SEC’s public reference room, 100 F Street N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like RR Donnelley, who file electronically with the SEC. The address of that site is http://www.sec.gov. RR Donnelley’s SEC filings are also available from our web site at http://www.rrdonnelley.com. Information on our web site is not part of this prospectus supplement or the accompanying prospectus.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. The accompanying prospectus is part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s web site.

Documents Incorporated by Reference

We have “incorporated by reference” in this prospectus supplement and the accompanying prospectus certain documents that we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. This information incorporated by reference is a part of this prospectus supplement and the accompanying prospectus, unless we provide you with different information in this prospectus supplement or the accompanying prospectus or the information is modified or superseded by a subsequently filed document. Any information referred to in this way is considered part of this prospectus supplement and the accompanying prospectus from the date we file that document.

Any reports filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus supplement and before the completion of the offering of the securities will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and will automatically update, where applicable, and supersede any information contained in this prospectus supplement or the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus.

This prospectus supplement and the accompanying prospectus incorporate the documents listed below that we have previously filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules). They contain important information about us, our business and our financial condition.

RR Donnelley SEC Filings	Period or Date Filed
Annual Report on Form 10-K (our “Annual Report on Form 10-K”)	Year ended December 31, 2010

Quarterly Report on Form 10-Q	Quarter ended March 31, 2011

Current Report on Form 8-K	May 11, 2011

You can obtain any of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus from us or from the SEC through the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless we specifically incorporated by reference the exhibit in this prospectus supplement and the accompanying prospectus. You can obtain these documents from us by requesting them in writing or by telephone at the following address or number:

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

Telephone: (866) 425-8272

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and portions of the documents incorporated by reference herein and therein contain statements concerning our possible or assumed future actions, events or results of operations. These statements may include, or be preceded or followed by, the words “may,” “will,” “should,” “might,” “could,” “would,” “potential,” “possible,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “hope,” or similar expressions. We claim the protections of the Safe Harbor for Forward-Looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Forward-looking statements are not guarantees of performance. All forward-looking statements speak only as of the date hereof or the date of any document that may be incorporated by reference herein, are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the actual results or outcomes to differ materially from those expressed or implied in our forward-looking statements. Factors that could cause such material differences include, without limitation, the following:

•	the volatility and disruption of the capital and credit markets, and adverse changes in the global economy;

•	successful execution and integration of acquisitions, including the integration of Bowne & Co., Inc. (“Bowne”);

•	successful negotiation of future acquisitions; and our ability to integrate operations successfully and achieve enhanced earnings or effect cost savings;

•	the ability to implement comprehensive plans for the integration of sales forces, cost containment, asset rationalization, system integration and other key strategies;

•	the ability to divest non-core businesses;

•	future growth rates in our core businesses;

•	competitive pressures in all markets in which we operate;

•	our ability to access unsecured debt in the capital markets and the participants’ ability to perform to our contractual lending and insurance agreements;

•	changes in technology, including the electronic substitution and migration of paper-based documentation to digital data formats;

•

factors that affect customer demand, including changes in postal rates and postal regulations, changes in the capital markets, changes in advertising markets, customers’ budgetary constraints and changes in customers’ short-range and long-range plans;

•	the ability to gain customer acceptance of our new products and technologies;

•	the ability to secure and defend intellectual property rights and, when appropriate, license required technology;

•	customer expectations and financial strength;

•	performance issues with key suppliers;

•	changes in the availability or costs of key materials (such as ink, paper and fuel) or in prices received for the sale of by-products;

•	changes in ratings of our debt securities;

•	the ability to generate cash flow or obtain financing to fund growth;

•	the effect of inflation, changes in currency exchange rates and changes in interest rates;

•

the effect of changes in laws and regulations, including changes in accounting standards, trade, tax, environmental compliance (including the emission of greenhouse gases and other air pollution controls), health and welfare benefits (including the recently enacted Patient Protection and Affordable Care Act, as modified by the Health Care and Education Reconciliation Act, and further healthcare reform initiatives), price controls and other regulatory matters and the cost, which could be substantial, of complying with these laws and regulations;

•	contingencies related to actual or alleged environmental contamination;

•	the retention of existing, and continued attraction of additional, customers and key employees;

•	the effect of a material breach of security of any of our systems;

•	the effect of labor disruptions or labor shortages;

•	the effect of economic and political conditions on a regional, national or international basis;

•	the effect of economic weakness and constrained advertising;

•	uncertainty about future economic conditions;

•	the possibility of future terrorist activities or the possibility of a future escalation of hostilities in the Middle East or elsewhere;

•	the possibility of a regional or global health pandemic outbreak;

•	adverse outcomes of pending and threatened litigation; and

•

other risks and uncertainties detailed from time to time in our filings with the SEC, including under “Risk Factors” in our Annual Report on Form 10-K and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Risks Related to Market Conditions” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Undue reliance should not be placed on such statements, which speak only as of the date of this document or the date of any document that may be incorporated by reference into this document. Consequently, you should consider these forward-looking statements only as our current plans, estimates and beliefs. We do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We undertake no obligation to update or revise any forward-looking statement in this prospectus supplement, the accompanying prospectus or any document incorporated by reference to reflect any new events or any change in conditions or circumstances. Even if these plans, estimates or beliefs change because of future events or circumstances after the date of these statements, or because anticipated or unanticipated events occur, we decline and cannot be required to accept an obligation to publicly release the results of revisions to these forward-looking statements.

SUMMARY

This summary is not complete and does not contain all of the information that you should consider before buying the notes in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-17 of this prospectus supplement and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making any investment decision.

Company Overview

R.R. Donnelley & Sons Company (“RR Donnelley,” the “Company,” “we,” “us,” and “our”) is a global provider of integrated communications. Founded more than 146 years ago, we work collaboratively with more than 60,000 customers worldwide to develop custom communications solutions that reduce costs, enhance return on investment and ensure compliance. Drawing on a range of proprietary and commercially available digital and conventional technologies deployed across four continents, we employ a suite of leading Internet-based capabilities and other resources to provide premedia, printing, logistics and business process outsourcing products and services to leading clients in virtually every private and public sector.

We operate primarily in the commercial print portion of the printing industry, with related product and service offerings designed to offer customers complete solutions for communicating their messages to target audiences. Our segments and their products and service offerings are summarized below:

U.S. Print and Related Services

The U.S. Print and Related Services segment includes our U.S. printing operations, managed as one integrated platform, along with related logistics, premedia and print management services. This segment’s products and related service offerings include magazines, catalogs, retail inserts, books, directories, financial printing and related services, direct mail, forms, labels, office products, statement printing, premedia and logistics services.

The U.S. Print and Related Services segment accounted for approximately 75% of our consolidated net sales in 2010.

International

The International segment includes our non-U.S. printing operations in Asia, Europe, Latin America and Canada. This segment’s products and related service offerings include magazine, catalogs, retail inserts, book, directories, financial printing and related services, direct mail, forms, labels, statement printing, premedia and logistics services. Additionally, this segment includes our business process outsourcing and Global Turnkey Solutions operations. Business process outsourcing provides transactional print and outsourcing services, statement printing, direct mail and print management services through its operations in Europe, Asia and North America. Global Turnkey Solutions provides outsourcing capabilities including product configuration, customized kitting and order fulfillment for technology, medical device and other companies around the world through its operations in Europe, North America and Asia.

The International segment accounted for approximately 25% of our consolidated net sales in 2010.

Industry Overview

Overcapacity and pricing environment

The print and related services industry, in general, continues to have excess capacity and remains highly competitive. Despite some consolidation in recent years, the printing industry remains highly fragmented. Across our range of products and services, competition is based primarily on price, in addition to quality and the ability to service the special needs of customers. Management expects that prices for our products and services will continue to be a focal point for customers in coming years. Therefore, we believe we need to continuously lower our cost structure and further differentiate our products and service offerings.

Technology

Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, advances in digital printing, print-on-demand and Internet technologies, continue to impact the market for our products and services. We seek to leverage distinctive capabilities of our products and services to improve our customers’ communications, whether in paper form or through electronic communications. Our goal is to help our customers succeed by delivering effective and targeted communications in the right format to the right audiences at the right time. Our management believes that with our competitive strengths, including our broad range of complementary print-related services, strong logistics capabilities, technology leadership, depth of management experience, customer relationships and economies of scale, we have developed and can further develop valuable, differentiated solutions for our customers.

As a substitute for print, the impact of digital technologies has been felt mainly in directories, forms and statement printing, as electronic communication and transaction technology has eliminated or reduced the role of many traditional paper forms. Electronic substitution has continued to accelerate in directory printing in part driven by environmental concerns and cost pressures at key customers. Despite rapid growth in the adoption of e-books, we do not believe there has been a significant impact on the volume of print. However, our management does expect to see an increasing impact on print book volume as e-book penetration continues to expand. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. We seek to leverage our unified platform and strong customer relationships in order to serve a larger share of our customer’s print and related services needs.

While new technologies present significant challenges to certain of our traditional products, our management believes that we are a leader in key technologies that, as customers continue to shift towards customized and higher-valued-added print, will be valuable sources of industry growth. These technologies include digital content management and premedia services, digital print for personalization and print-on-demand, and low-cost document process management. In addition, the ability to offer specialized services for certain customers, such as compliance assurance and secure environments for print, is becoming increasingly important. We continue to make focused investments in digital technologies in order to capitalize on these opportunities.

Outlook

Vision and Strategy

Our vision is to improve on our existing position as a global provider of integrated communications by providing our customers with the highest quality products and services.

Our long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth, continuing our focus on productivity and maintaining a disciplined approach to capital deployment. To increase shareholder value, we pursue three major strategic objectives. These objectives are summarized below, along with more specific areas of focus.

Strategic Objective	Focus Areas	2011 Priorities
Profitable growth	• New product development • Global customer relationships

•    Grow digital platforms as an integral element of market offering

•    Leverage existing relationships to generate organic growth

•    Offer cost-saving solutions for customers

•    Increase transactional sales

Productivity	• Disciplined cost management • Flexible cost structure • Streamline and standardize processes	• Leverage scale to optimize asset utilization and procurement • Use technology to increase productivity

Balanced capital deployment	• Strong financial position • Targeted mergers and acquisitions	• Capital spending targeted for growth and innovation • Meet changing customer demands • Maintain dividend • Disciplined due diligence and financial analysis

Our long-term strategy is to generate profitable growth. In order to accomplish this, we will continue to make targeted capital investments to support new business and leverage our global platform. We are focusing our information technology efforts on projects that facilitate integration and make it easier for customers to manage their full range of communication needs. We are also working to more fully integrate our sales efforts to broaden customer relationships and meet our customers’ demands. Our global platform provides differentiated solutions for our customers through our broad range of complementary print-related services, strong logistics capabilities, and our innovative leadership in both conventional and digital technologies.

Our management believes productivity improvement and cost reduction are critical to our competitiveness, while enhancing the value we deliver to our customers. We have implemented strategic initiatives across all platforms to reduce our overall cost structure and enhance productivity, including restructuring, consolidation, reorganization and integration of operations, and streamlining of administrative and support activities.

We seek to deploy our capital using a balanced approach in order to ensure financial flexibility and provide returns to shareholders. Priorities for capital deployment, over time, include principal and interest payments on debt obligations, dividend payments to shareholders, capital expenditures, targeted acquisitions and share repurchases. We believe that a strong financial condition is important to customers focused on establishing or growing long-term relationships with a stable provider of print and related services. We also expect to make targeted acquisitions that extend our capabilities, drive cost savings and reduce future capital spending needs.

Recent Developments

Share Repurchase Program

On May 3, 2011, our board of directors approved a program that authorizes the repurchase of up to $1 billion of our common stock through December 31, 2012. We intend to maintain our current dividend, though the share repurchase program and dividend are both subject to economic and market conditions, among other factors.

Share repurchases may be made from time to time through a variety of methods, as determined by our management. The repurchase authorizations do not obligate us to acquire any particular amount of common stock and may be modified, suspended or terminated at any time at our discretion.

In connection with the authorization, on May 5, 2011, we entered into an accelerated share repurchase (ASR) agreement with J.P. Morgan Securities LLC, as agent for JPMorgan Chase Bank, National Association, London Branch (“JPM”), under which we will repurchase shares of our common stock. Pursuant to the terms of the ASR, we paid $500 million to JPM on May 10, 2011, and JPM made an initial delivery to us of 19,940,179 shares of our common stock (equivalent to 80% of the number of shares of our common stock that could be purchased for $500 million based on the closing price of our common stock on May 9, 2011). On May 9, 2011 we borrowed $500 million under our revolving credit facility to acquire such shares.

The total number of shares of our common stock that will be purchased under the ASR will be based on the volume average weighted price of our common stock, subject to adjustment in accordance with the terms of the ASR, over a valuation period, which is expected to end around the end of the year unless JPM, at its option, designates an earlier valuation completion date. After the end of this period, we may receive additional shares of our common stock or, to the extent that the value of the initial number of shares delivered of our common stock, based on the volume weighted average price of our common stock (as adjusted) during the valuation period is greater than $500 million, be required to remit to JPM, at our election, cash or shares of our common stock.

The ASR is subject to terms customary for similar agreements, including terms providing for the effect of extraordinary corporate transactions and setting forth circumstances under which the ASR may be terminated early.

Following the ASR, our intention is to complete the remaining amount under the authorization by December 31, 2012.

2011 Acquisitions

On March 24, 2011, we acquired Journalism Online, LLC (“Journalism Online”), an online provider of tools that allow consumers to purchase online subscriptions from publishers. The purchase price for Journalism Online was $19.6 million net of cash acquired of $0.4 million. Journalism Online’s operations are included in the U.S. Print and Related Services segment.

2010 Acquisitions

On December 31, 2010, we acquired the assets of 8touches, an online provider of tools that allow real estate associates, brokers, Multiple Listing Service (MLS) associations and other marketers to create customized communications materials. The purchase price for 8touches was $1.1 million. 8touches’ operations are included in the U.S. Print and Related Services segment.

On December 14, 2010, we acquired the assets of Nimblefish Technologies (“Nimblefish”), a provider of multi-channel marketing services to leading retail, technology, telecom, hospitality and other customers. The purchase price for Nimblefish was $3.9 million, including debt assumed of $2.0 million. We subsequently repaid $1.9 million of the debt assumed in December 2010. Nimblefish’s operations are included in the U.S. Print and Related Services segment.

On November 24, 2010, we acquired Bowne, a provider of shareholder and marketing communication services, with operations in North America, Latin America, Europe and Asia. The purchase price for Bowne was $465.2 million, including debt assumed of $26.2 million and net of cash acquired of $41.4 million. Immediately following the acquisition, we subsequently repaid $25.4 million of the debt assumed. Bowne’s operations are included in both the U.S. Print and Related Services and International segments.

The operations of these acquired businesses are complementary to our existing products and services. As a result, the additions of these businesses are expected to improve our ability to serve customers and reduce management, real estate and manufacturing costs.

The Offering

The brief summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	R.R. Donnelley & Sons Company

Notes Offered	$600.0 million aggregate principal amount of 7.25% notes due May 15, 2018 (the “notes”).

Maturity	The notes will mature on May 15, 2018.

Interest Rate and Payment Dates	The notes will bear interest at a rate of 7.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, commencing on November 15, 2011.

Ranking	The notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

Optional Redemption	We may redeem the notes at any time or from time to time, in whole or in part, at a redemption price as described more fully under “Description of the Notes—Optional Redemption.”

Change of Control and Below Investment Grade Rating	If a change of control event occurs with respect to RR Donnelley and the notes are rated below investment grade by both Moody’s and S&P on the 60th day following the consummation of the change of control, unless we have exercised our right to redeem the notes, holders of notes will have the right to require us to repurchase all or part of their notes at a price equal to 101% of the aggregate principal amount of the notes repurchased together with accrued and unpaid interest, as described more fully under “Description of the Notes—Change of Control.”

Use of Proceeds	We intend to use the net proceeds from this offering (1) to fund tender offers for up to $500.0 million aggregate principal amount of our notes including a tender offer for any and all of our outstanding 2019 Notes based on a market premium to be determined and a partial tender offer for certain of our other notes and debentures based on prices to be determined and (2) to pay premiums in connection with those tender offers. If there are any remaining proceeds, we intend to use those proceeds to repay borrowings under our revolving credit facility. Amounts repaid under our revolving credit facility may be reborrowed for general corporate purposes, including the repayment or redemption of other indebtedness. See “Use of Proceeds.”

Risk Factors	Investing in the notes involves risks. You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus, and in particular, should evaluate the specific factors set forth under “Risk Factors” beginning on page 9 of our Annual Report on Form 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook—Risks Related to Market Conditions” on page 27 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and page S-17 of this prospectus supplement before investing in the notes.

Summary Consolidated Financial Data and Other Financial Data

The following tables set forth certain of our summary consolidated financial data and other financial data. We derived our summary consolidated financial data and other financial data as of and for the years ended December 31, 2008, 2009 and 2010 from our consolidated financial statements which were audited by Deloitte and Touche LLP. We derived our summary consolidated financial data and other financial data as of and for the three months ended March 31, 2010 and 2011 from our unaudited consolidated financial statements for those periods. We calculated our summary consolidated financial data and other financial data as of and for the twelve months ended March 31, 2011 by subtracting the data for the three months ended March 31, 2010 from the data for the year ended December 31, 2010, and then adding the corresponding data for the three months ended March 31, 2011.

Our summary consolidated and financial data and other financial data are not necessarily indicative of our future performance. The data provided in this table are only summary and do not provide all the data contained in our financial statements. This table should be read in conjunction with and is qualified in its entirety by our audited consolidated financial statements and related notes for the years ended December 31, 2010, 2009 and 2008, and sections of this prospectus entitled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the documents incorporated by reference into this prospectus supplement.

	Year Ended			Three Months Ended		Last Twelve Months Ended March 31, 2011
	December 31, 2008	December 31, 2009	December 31, 2010	March 31, 2010	March 31, 2011
	(dollars in millions)
Statement of Operations
Total net sales	$11,581.6	$9,857.4	$10,018.9	$2,415.1	$2,583.5	$10,187.3
Cost of sales	8,576.3	7,462.9	7,642.9	1,841.7	1,956.2	7,757.4
Selling, general and administrative expenses	1,220.5	1,088.5	1,123.4	273.5	326.9	1,176.8
Restructuring and impairment charges, net	1,184.7	382.7	157.9	15.5	50.8	193.2
Depreciation and amortization	640.6	579.0	539.2	138.6	140.2	540.8

Income (loss) from continuing operations	(40.5)	344.3	555.5	145.8	109.4	519.1
Interest expense, net	226.4	234.6	222.6	55.7	57.9	224.8
Investment and other expenses, net	(2.4)	(16.6)	(9.9)	(9.0)	(0.2)	(1.1)

Earnings (loss) from continuing operations before income taxes	(269.3)	93.1	323.0	81.1	51.3	293.2
Income tax expense (benefit)	(83.9)	114.5	105.9	32.4	17.0	90.5

Net earnings (loss) from continuing operations	(185.4)	(21.4)	217.1	48.7	34.3	202.7
Income from discontinued operations, net of tax	1.8	—	—	—	—	—

Net earnings (loss)	(183.6)	(21.4)	217.1	48.7	34.3	202.7
Less: Income (loss) attributable to noncontrolling interests	6.3	5.9	(4.6)	(3.9)	0.4	(0.3)

Net earnings (loss) attributable to RR Donnelley common shareholders	(189.9)	(27.3)	221.7	52.6	33.9	203.0
Other Financial Data
Adjusted EBITDA(1)	$1,784.8	$1,307.6	$1,266.1	$301.9	$300.8	$1,265.0
Net cash provided by (used in):
Operating activities	1,018.0	1,425.8	752.5	75.6	(7.2)	669.7
Investing activities	(351.2)	(260.9)	(674.5)	(63.3)	(64.3)	(675.5)
Financing activities	(678.9)	(1,028.0)	(58.0)	(51.6)	(56.4)	(62.8)
Depreciation and amortization	640.6	579.0	539.2	138.6	140.2	540.8
Capital expenditures	322.9	195.0	229.4	39.9	47.1	236.6
Balance Sheet Data
Cash and cash equivalents	$324.0	$499.2	$519.1	$451.3	$399.3	$399.3
Total assets	9,494.3	8,747.6	9,083.2	8,570.5	8,966.4	8,966.4
Total debt	4,126.8	3,322.4	3,530.0	3,318.7	3,518.2	3,518.2
Net debt(2)	3,802.8	2,823.2	3,010.9	2,867.4	3,118.9	3,118.9
Total shareholders’ equity	2,341.9	2,161.0	2,245.4	2,158.1	2,257.7	2,257.7

(1) We have included Adjusted EBITDA which is a “non-GAAP financial measure” as defined under the rules of the SEC. Adjusted EBITDA is defined as income (loss) from continuing operations adjusted for restructurings and impairments, acquisition-related expenses and depreciation and amortization. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as tax payments and debt service requirements.

We believe that certain non-GAAP financial measures, such as Adjusted EBITDA, when presented in conjunction with comparable GAAP measures, are useful to investors because that information is an appropriate measure for evaluating our operating performance. Internally, we use Adjusted EBITDA as an indicator of business performance, and evaluate management’s effectiveness with specific reference to Adjusted EBITDA. Adjusted EBITDA should be considered in addition to, not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, since not all companies use identical calculations, the presentations of Adjusted EBITDA may not be comparable to similarly titled measures of other companies or other calculations pursuant to our debt instruments including our revolving credit facility.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest on our debts;

•	it does not reflect our income tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may measure Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

The following table sets forth the reconciliation of income (loss) from continuing operations for the periods below to Adjusted EBITDA:

	Year Ended			Three Months Ended		Last Twelve Months Ended March 31, 2011
	December 31, 2008	December 31, 2009	December 31, 2010	March 31, 2010	March 31, 2011
	(dollars in millions)
Income (loss) from continuing operations	$(40.5)	$344.3	$555.5	$145.8	$109.4	$519.1

Adjustments
Restructurings and impairments - net(a)	1,184.7	382.7	157.9	15.5	50.8	193.2
Acquisition-related expenses(b)	—	1.6	13.5	2.0	0.4	11.9
Depreciation and amortization	640.6	579.0	539.2	138.6	140.2	540.8

Total adjustments	1,825.3	963.3	710.6	156.1	191.4	745.9

Adjusted EBITDA	$1,784.8	$1,307.6	$1,266.1	$301.9	$300.8	$1,265.0

(a)	Restructurings and impairments – net consists of the following:

1.	For 2008, pre-tax restructuring and impairment charges were $1,184.7 million, including (1) $1,125.4 million of non-cash charges for the impairment of goodwill and intangible assets; (2) charges of $44.1 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; (3) $10.6 million of other restructuring costs, primarily lease termination costs; and (4) $4.6 million for impairment of other long-lived assets.

2.	For 2009, pre-tax restructuring and impairment charges were $382.7 million, including (1) $128.5 million of non-cash charges for the impairment of goodwill; (2) charges of $118.6 million, as discounted for future cash payments, for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment, of which $117.2 million, $0.8 million and $0.6 million are reflected as other restructuring charges, impairment and employee terminations, respectively; (3) $78.8 million for other employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; (4) $32.1 million of other restructuring costs, primarily lease termination costs; and (5) $24.7 million for impairment of long-lived assets.

3.	For 2010, pre-tax restructuring and impairment charges were $157.9 million, including (1) $61.0 million and $26.9 million of non-cash charges for the impairment of goodwill and intangible assets, respectively; (2) charges of $35.9 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; (3) $29.5 million of other restructuring costs, of which $13.6 million related to multi-employer pension plan partial withdrawal charges primarily attributable to two closed manufacturing facilities within the U.S. Print and Related Services segment; and (4) $4.6 million for impairment of other long-lived assets.

4.	For the three months ended March 31, 2010, pre-tax restructuring and impairment charges were $15.5 million, including charges of (1) $9.2 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; (2) $5.3 million of other restructuring costs; and (3) $1.0 million for impairment of long-lived assets.

5.	For the three months ended March 31, 2011, pre-tax restructuring and impairment charges were $50.8 million, including charges of (1) $24.8 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations; (2) $17.9 million of other restructuring costs, primarily lease termination costs; and (3) $8.1 million for impairment of long-lived assets. The majority of the restructuring and impairment charges related to the closings of certain facilities and headcount reductions were due to the Bowne acquisition.

6.	For the last twelve months ended March 31, 2011, pre-tax restructuring and impairment charges were $193.2 million, including (1) $61.0 million of non-cash charges for the impairment of goodwill; (2) $26.9 million of non-cash charges for the impairment of intangible assets; (3) charges of $51.5 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; (4) $42.1 million of other restructuring cost and (5) $11.7 million for impairment of other long-lived assets.

(b)	Acquisition-related expenses in each period consist of charges related to legal, accounting and other expenses associated with acquisitions completed or contemplated.

(2) “Net debt” equals total debt, including current maturities, less cash and cash equivalents. This non-GAAP financial measure should be used in addition to, but not as a substitute for, financial measures calculated in accordance with GAAP. See footnote (1) above.

RISK FACTORS

An investment in the notes is subject to numerous risks, including those listed in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and the additional risks described below. You should carefully consider the following risks, along with the information provided elsewhere in this prospectus supplement and the accompanying prospectus. These risks could materially affect our ability to meet obligations under the notes. You could lose all or part of your investment in and expected return on the notes.

Risks Related to the Offering

There is no established trading market for the notes and one may not develop.

There is currently no established trading market for the notes and an active market may not develop. If an active market does develop such market may cease at any time. As a result, you may not be able to resell your notes for an extended period of time, if at all. Consequently, your lenders may be reluctant to accept the notes as collateral for loans. In addition, in response to prevailing interest rates and market conditions generally or other factors referred to in the section entitled “Forward-Looking Statements,” the notes could trade at a price lower than their initial offering price and you may not be able to liquidate your investment.

The claims of holders of the notes will be structurally subordinated to claims of creditors of our subsidiaries because our subsidiaries will not guarantee the notes which may limit your recovery as a creditor.

The notes will not be guaranteed by any of our subsidiaries. Accordingly, none of our subsidiaries is obligated to pay any amounts due pursuant to the notes, or to make any funds available therefor. Consequently, claims of holders of the notes will be structurally subordinated to the claims of creditors of these subsidiaries, including trade creditors. As a result, in the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, such subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us, which may limit your recovery as a creditor.

We may be unable to repurchase the notes upon a change in control or a disposition of all or substantially all of our assets or properties.

Upon the occurrence of (i) certain events that constitute a “Change of Control” and (ii) a “Below Investment Grade Rating Event,” we will be required to offer to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of the repurchase.

However, we may not have sufficient funds when required under the indenture governing the notes to make the required repurchase of the notes. If we fail to make or complete a repurchase of the notes in that circumstance, we will be in default under the indenture governing the notes. If we are required to repurchase a significant portion of the notes, we may require third-party financing. We cannot be sure that we would be able to obtain third-party financing on favorable terms, or at all.

One of the circumstances under which a change of control may occur is upon the sale or disposition of all of our properties or assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependant upon particular facts or circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our properties or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of the offer for repurchase of all or a portion of the notes held by such holder may be impacted.

We expect that the trading price of the notes will be significantly affected by changes in the interest rate environment and our credit quality, each of which could change substantially at any time.

We expect that the trading price of the notes will depend on a variety of factors, including, without limitation, the interest rate environment and our credit quality. Each of these factors may be volatile, and may or may not be within our control.

If interest rates, or expected future interest rates, rise during the term of the notes, the yield of the notes will likely decrease. Because interest rates and interest rate expectations are influenced by a wide variety of factors, many of which are beyond our control, we cannot assure you that changes in interest rates or interest rate expectations will not adversely affect the trading price of the notes.

Furthermore, the trading price of the notes will likely be significantly affected by any change in our credit quality and any ratings assigned to us or our debt. Because our credit quality is influenced by a variety of factors, some of which are beyond our control, we cannot guarantee that we will maintain or improve our credit quality during the term of the notes. As a result of our activities in connection with our share repurchase program, we expect a ratings downgrade shortly following the announcement of this offering to a level below the investment grade ratings disclosed in our liquidity discussions in our Form 10-Q for the quarter ended March 31, 2011. This offering and the expected use of proceeds may also impact our credit quality and ratings. In addition, because we may choose to take actions that adversely affect our credit quality, such as incurring additional debt or repurchasing shares of our common stock, there can be no guarantee that our credit quality will not decline during the term of the notes, which would likely negatively impact the trading price of the notes. Furthermore, a downgrade of our corporate credit ratings could adversely affect our access to capital markets, and our cost of borrowing and result in more restrictive covenants in future debt agreements.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31, 2011	For the Fiscal Years Ended December 31,
		2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	1.65x	2.12x	1.29x	0.09x	1.30x	4.18x

The ratio has been computed by dividing earnings available for fixed charges by fixed charges. For purposes of computing the ratio:

•	earnings available for fixed charges consist of (i) earnings (loss) from continuing operations before income taxes, noncontrolling interests, cumulative effect of change in accounting principle, excluding (a) equity income or loss of minority-owned companies, (b) fixed charges before capitalized interest, and (c) amortization of capitalized interest, and (ii) dividends received from investees under the equity method, less income attributable to noncontrolling interests; and

•	fixed charges consist of (i) interest on indebtedness, whether expensed or capitalized, including amortization of discounts related to indebtedness and (ii) that portion of rental expense we believe is representative of interest.

USE OF PROCEEDS

We expect the net proceeds from this offering of notes to be approximately $590.0 million after deducting the underwriting discount and our estimated expenses relating to the offering. We intend to use the net proceeds from this offering (1) to fund tender offers for up to $500.0 million aggregate principal amount of our notes including a tender offer for any and all of our outstanding 2019 Notes based on a market premium to be determined and a partial tender offer for certain of our other notes and debentures based on prices to be determined and (2) to pay premiums in connection with those tender offers. If there are any remaining proceeds, we intend to use those proceeds to repay borrowings under our revolving credit facility. Amounts repaid under our revolving credit facility may be reborrowed for general corporate purposes, including the repayment or redemption of other indebtedness.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2011 on an actual basis and on an as adjusted basis to give effect to the sale of the notes offered hereby and the application of those net proceeds as described under “Use of Proceeds,” assuming that (1) we tender for any and all of our outstanding 2019 Notes and that all outstanding 2019 Notes are repurchased in that tender, (2) we tender for other outstanding notes and $100 million of other notes are purchased in those tender offers, and (3) that we pay $100 million in premiums in connection with those tender offers, which will reduce our As Adjusted shareholders’ equity. You should read this table in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2011
	Actual	As Adjusted
	($ amounts in millions)
Total debt (including current portion):
Revolving credit facility(1)	$110.0	$110.0
2019 Notes	400.0	—
Other existing notes and debentures	2,975.1	2,875.1
Notes offered hereby	—	600.0
Other existing indebtedness(2)	33.1	33.1

Total debt (including current portion)	3,518.2	3,618.2
Total RR Donnelley shareholders’ equity(3)	2,238.1	2,138.1
Noncontrolling interests	19.6	19.6

Total capitalization	$5,775.9	$5,775.9

(1)

We have a $1.75 billion 3-year unsecured revolving credit facility (the “revolving credit facility”) that can be used for general corporate purposes, including acquisitions, letters of credit and as a backstop for our commercial paper program. This facility is subject to a number of restrictive covenants, including financial covenants. The financial covenants require a minimum interest coverage ratio and a maximum leverage ratio, both to be computed on a pro forma basis as defined in the revolving credit facility. Based on our results of operations for the twelve months ended March 31, 2011, we could utilize approximately an additional $1.6 billion of the $1.75 billion of the revolving credit facility and not be in violation of those financial covenants. On May 9, 2011, we borrowed $500 million under our revolving credit facility to acquire shares of common stock under our accelerated share repurchase program. As of May 16, 2011, there were $645 million of borrowings outstanding under the revolving credit facility. Additionally, as of March 31, 2011, we had $108.3 million of credit facilities outside of the United States, most of which were uncommitted. As of March 31, 2011, we had $59.3 million in outstanding letters of credit, of which $37.4 million reduced availability under our revolving credit facility.

(2)	At March 31, 2011, other existing indebtedness consisted of international short-term borrowings, vendor financing arrangements and capital leases.
(3)

On May 10, 2011, pursuant to the terms of our ASR with JPM, as agent for JPMorgan Chase Bank, National Association, London Branch, we paid $500 million to JPM and JPM made an initial delivery to us of 19,940,179 shares of our common stock (equivalent to 80% of the number of shares of our common stock that could be purchased for $500 million based on the closing price of our common stock on May 9, 2011). We acquired these shares as part of our previously announced program that authorizes the repurchase of up to $1.0 billion of our common stock. The total number of shares of our common stock that will be purchased under the ASR will be based on the volume average weighted price of our common stock, subject to adjustment in accordance with the terms of the ASR, over a valuation period, which is expected to end around the end of the year unless JPM, at its option, designates an earlier valuation completion date. After the end of this period, we may receive additional shares of our common stock or, to the extent that the value of the initial number of shares delivered of our common stock, based on the volume weighted average price of our common stock (as adjusted) during the valuation period is greater than $500 million, be required to remit to JPM, at our election, cash or shares of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is excerpted from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 and our Annual Report on Form 10-K for the year ended December 31, 2010, each of which is incorporated herein by reference. Please refer to those incorporated documents for a complete discussion and analysis of our financial condition and results of operations for the periods indicated. The following discussion is qualified in its entirety by the complete discussion therein, except to the extent that the information contained in this prospectus supplement differs from the information contained in the incorporated documents, the information in this prospectus supplement controls.

BUSINESS

R.R. Donnelley & Sons Company (“RR Donnelley,” the “Company,” “we,” “us,” and “our”) is a global provider of integrated communications. Founded more than 146 years ago, we work collaboratively with more than 60,000 customers worldwide to develop custom communications solutions that reduce costs, enhance return on investment and ensure compliance. Drawing on a range of proprietary and commercially available digital and conventional technologies deployed across four continents, we employ a suite of leading Internet-based capabilities and other resources to provide premedia, printing, logistics and business process outsourcing products and services to leading clients in virtually every private and public sector.

We operate primarily in the commercial print portion of the printing industry, with related product and service offerings designed to offer customers complete solutions for communicating their messages to target audiences. Our reportable segments reflect the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision-making purposes, including the allocation of resources. The reporting structure includes two segments: “U.S. Print and Related Services” and “International.”

The U.S. Print and Related Services segment includes our U.S. printing operations, managed as one integrated platform, along with related logistics, premedia and print management services. This segment’s products and related service offerings include magazines, catalogs, retail inserts, books, directories, financial printing and related services, direct mail, forms, labels, office products, statement printing, premedia and logistics services.

The International segment includes our non-U.S. printing operations in Asia, Europe, Latin America and Canada. This segment’s products and related service offerings include magazines, catalogs, retail inserts, books, directories, financial printing and related services, direct mail, forms, labels, statement printing premedia and logistics services. Additionally, this segment includes our business process outsourcing and Global Turnkey Solutions operations. Business process outsourcing provides transactional print and outsourcing services, statement printing, direct mail and print management services through its operations in Europe, Asia and North America. Global Turnkey Solutions provides outsourcing capabilities including product configuration, customized kitting and order fulfillment for technology, medical device and other companies around the world through its operations in Europe, North America and Asia.

We separately report our net sales and related costs of sales for our product and service offerings. Our product offerings primarily consist of magazines, catalogs, retail inserts, books, directories, direct mail, financial print, forms, labels, statement printing, commercial print, office products and print management. Our service offerings primarily consist of logistics, premedia, EDGAR-related and XBRL financial services and certain business process outsourcing services.

We also made significant progress in the integration of Bowne during the first quarter. Restructuring actions to eliminate duplicate facilities and personnel have been implemented throughout the affected operations. Along with our continuing focus on productivity improvement, these actions are expected to result in significant cost savings.

Outlook

Competition and Strategy

The print and related services industry, in general, continues to have excess capacity and remains highly competitive. Despite some consolidation in recent years, the printing industry remains highly fragmented. Across our range of products and services, competition is based primarily on price, in addition to quality and the ability to service the special needs of customers. Management expects that prices for our products and services will continue to be a focal point for customers in coming years. Therefore, we believe that we need to continue to lower our cost structure and differentiate our products and service offerings.

Technological changes, including the electronic distribution of documents and data, online distribution and hosting of media content, advances in digital printing, print-on-demand and Internet technologies, continue to impact the market for our products and services. We seek to leverage the distinctive capabilities of our products and services to improve our customers’ communications, whether in paper form or through electronic communications. Our goal remains to help our customers succeed by delivering effective and targeted communications in the right format to the right audiences at the right time. Management believes that with our competitive strengths, including our broad range of complementary print-related services, strong logistics capabilities, technology leadership, depth of management experience, customer relationships and economies of scale, we have developed and can further develop valuable, differentiated solutions for our customers. We seek to leverage our unified platform and strong customer relationships in order to serve a larger share of our customers’ print and related services needs.

As a substitute for print, the impact of digital technologies has been felt mainly in directories, forms and statement printing, as electronic communication and transaction technology has eliminated or reduced the role of many traditional paper forms. Electronic substitution has continued to accelerate in directory printing in part driven by environmental concerns and cost pressures at key customers. Despite rapid growth in the adoption of e-books, we do not believe there has been a significant impact on the volume of print. However, management does expect to see an increasing impact on print book volume as e-book penetration continues to expand. The future impact of technology on our business is difficult to predict and could result in additional expenditures to restructure impacted operations or develop new technologies. In addition, we have made targeted acquisitions that offer customers innovative services and solutions and further secure our position as a technology leader in the industry.

We have implemented a number of strategic initiatives to reduce our overall cost structure and improve efficiency, including the restructuring, reorganization and integration of operations and streamlining of administrative and support activities. Future cost reduction initiatives could include the reorganization of operations and the consolidation of facilities. Implementing such initiatives might result in future restructuring or impairment charges, which may be substantial. Management also reviews our operations and management structure on a regular basis to balance appropriate risks and opportunities to maximize efficiencies and to support our long-term strategic goals. In addition, the integration of Bowne will continue to result in additional restructuring charges.

Seasonality

Advertising and consumer spending trends affect demand in several of the end-markets served by us. Historically, demand for printing of magazines, catalogs, retail inserts and books is higher in the second half of the year driven by increased advertising pages within magazines, and holiday catalog, retail insert and book volumes. This typical seasonal pattern can be impacted by overall trends in the U.S. and world economy. We expect the seasonality impact in 2011 and future years to be in line with historical patterns.

Raw Materials

The primary raw materials we use in our print businesses are paper and ink. We negotiate with leading suppliers to maximize our purchasing efficiencies and use a wide variety of paper grades, formats, ink formulations and colors. In addition, a substantial amount of paper used by us is supplied directly by customers. Variations in the cost and supply of certain paper grades and ink formulations used in the manufacturing process may affect our consolidated financial results. Recent strengthening of economic conditions, combined with paper industry capacity reductions, caused paper prices to increase during the first quarter of 2011, and increases in future years are expected. Generally, customers directly absorb the impact of changing prices on customer-supplied paper. With respect to paper purchased by us, we have historically passed substantially all increases and decreases through to our customers. Contractual arrangements and industry practice should support our continued ability to pass on any future paper price increases to a large extent, but there is no assurance that market conditions will continue to enable us to successfully do so. In addition, management believes that paper supply is consolidating, and there may be shortfalls in the future in supplies necessary to meet the demands of the entire marketplace. Higher paper prices and tight paper supplies may have an impact on customers’ demand for printed products.

We continue to monitor the impact of changes in the price of crude oil and other energy costs, which impacts our ink suppliers, logistics operations and manufacturing costs. Crude oil prices continue to be volatile. We believe our logistics operations will continue to be able to pass a substantial portion of any increases in fuel prices directly to our customers in order to offset the impact of related cost increases. We generally cannot pass on to customers the impact of higher energy prices on our manufacturing costs. We cannot predict sudden changes in energy prices and the impact that possible future energy price increases or decreases might have upon either future operating costs or customer demand and the related impact either will have on our consolidated annual results of operations, financial position or cash flows.

Distribution

Our products are distributed to end-users through the U.S. or foreign postal services, through retail channels, electronically or by direct shipment to customer facilities. Through our logistics operations, we manage the distribution of most customer products printed by us in the U.S. and Canada to maximize efficiency and reduce costs for customers.

Postal costs are a significant component of many customers’ cost structures and postal rate changes can influence the number of pieces that our customers are willing to print and mail. On April 17, 2011, new postage rates went into effect for certain classes of mail in the United States. The new rates increased the cost of mailing these classes of mail by approximately 1.7%, which is the cap under the Postal Accountability and Enhancement Act (“the Act”). Under the Act, it is anticipated that postage will increase annually by an amount equal to or slightly less than the Consumer Price Index. As a leading provider of print logistics and the largest mailer of standard mail in the U.S., we work closely with the U.S. Postal Service and our customers on programs to minimize costs and ensure the viability of postal distribution. While we do not directly absorb the impact of higher postal rates on our customers’ mailings, demand for products distributed through the U.S. or foreign postal services is expected to be impacted by changes in the postal rates. In addition, we offer innovative products and services to minimize customers’ postal costs and have invested in equipment and technology to meet customer demand for these services.

Risks Related to Market Conditions

We perform our annual goodwill impairment tests as of October 31, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. As part of its interim review for indicators of impairment, management analyzed potential changes in value of individual reporting units based on each reporting unit’s operating results for the three months ended March 31, 2011 compared to expected results as of October 31, 2010. In addition, management considered how other key assumptions, including discount rates and expected long-term growth rates, used in the last fiscal year’s impairment analysis, could be impacted by changes in market conditions and economic events. Based on this interim assessment, management concluded that as of March 31, 2011, no events or changes in circumstances indicated that it was more likely than not that the fair value for any reporting unit had declined below its carrying value. Significant change in global economic conditions could result in changes to expectations of future financial results and key valuation assumptions. These changes could result in revisions of management’s estimates of the fair value of our reporting units and could result in a review for impairment of goodwill prior to October 31, 2011, our next annual measurement date. Any required interim impairment reviews could result in a material goodwill impairment charge.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 AS COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2010

Executive Summary

The changes in our income from operations, operating margin, net earnings attributable to RR Donnelley common shareholders and net earnings attributable to RR Donnelley common shareholders per diluted share for the three months ended March 31, 2011, from the three months ended March 31, 2010, were due primarily to the following (in millions, except margin and per share data):

	Income from Operations	Operating Margin	Net Earnings Attributable to RR Donnelley Common Shareholders	Net Earnings Attributable to RR Donnelley Common Shareholders Per Diluted Share
For the three months ended March 31, 2010	$145.8	6.0%	$52.6	$0.25
2011 restructuring and impairment charges	(50.8)	(2.0%)	(34.3)	(0.17)
2010 restructuring and impairment charges	15.5	0.6%	10.6	0.05
Acquisition-related expenses	1.6	0.1%	1.4	0.01
2010 Venezuela devaluation	—	—	4.5	0.02
Operations	(2.7)	(0.5%)	(0.9)	—

For the three months ended March 31, 2011	$109.4	4.2%	$33.9	$0.16

2011 pre-tax restructuring and impairment charges: included charges of $24.8 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations; $17.9 million of other restructuring costs, primarily lease termination costs; and $8.1 million for impairment of long-lived assets. The majority of the restructuring and impairment charges related to the closings of certain facilities and headcount reductions due to the Bowne & Co., Inc. (“Bowne”) acquisition.

2010 pre-tax restructuring and impairment charges: included charges of $9.2 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; $5.3 million of other restructuring costs; and $1.0 million for impairment of long-lived assets.

Acquisition-related expenses: included pre-tax charges of $0.4 million ($0.4 million after-tax) related to legal, accounting and other expenses for the three months ended March 31, 2011 associated with acquisitions completed. For the three months ended March 31, 2010, these pre-tax charges were $2.0 million ($1.8 million after-tax).

2010 Venezuela devaluation: currency devaluation in Venezuela resulted in a pre-tax loss of $8.9 million ($8.1 million after-tax) and an increase in loss attributable to noncontrolling interests of $3.6 million.

Operations: reflected higher pension and other benefits-related expenses and continued price pressures, which were partially offset by higher volume in the International segment as well as higher print and other logistics services volumes and capital market transactions and cost savings from restructuring actions and productivity efforts. See further details in the review of operating results by segment that follows below.

During the first quarter of 2011, our net sales benefited from the acquisition of Bowne. On a consolidated basis, our net sales increased $168.4 million, or approximately 7.0%, from the first quarter of 2010. However, pro forma for acquisitions, net sales declined approximately 0.4% (See Note 2 to the Condensed Consolidated Financial Statements included in our Quarterly Report on Form 10-Q for the period ended March 31, 2011). The pro forma net sales decline was primarily attributable to the one-time production and distribution of materials for the U.S. Census in the first quarter of 2010, along with continued price pressure and reductions in pass-through paper sales in directories. This decrease was mostly offset by increased business internationally, particularly in Asia, Europe and Latin America, as well as higher print and other logistics services volumes and capital market transactions. Lastly, changes in foreign exchange rates increased net sales $15.4 million, or 0.6%.

Financial Review

In the financial review that follows, we discuss our consolidated results of operations, financial position, cash flows and certain other information. This discussion should be read in conjunction with our condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the period ended March 31, 2011.

The following table shows the results of operations for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31,
	2011	2010	$ Change	% Change
	(in millions)
Net sales
Products	$2,266.4	$2,170.9	$95.5	4.4%
Services	317.1	244.2	72.9	29.9%

Total net sales	2,583.5	2,415.1	168.4	7.0%
Products cost of sales (exclusive of depreciation and amortization shown below)	1,726.8	1,660.8	66.0	4.0%
Services cost of sales (exclusive of depreciation and amortization shown below)	229.4	180.9	48.5	26.8%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown below)	326.9	273.5	53.4	19.5%
Restructuring and impairment charges	50.8	15.5	35.3	227.7%
Depreciation and amortization	140.2	138.6	1.6	1.2%

Total operating expenses	2,474.1	2,269.3	204.8	9.0%

Income from operations	$109.4	$145.8	$(36.4)	(25.0%)

Consolidated

Net sales of products for the three months ended March 31, 2011 increased $95.5 million, or 4.4%, to $2,266.4 million versus the same period in the prior year. Net sales of products increased due to the acquisition of Bowne, higher volume driven by increased business in Asia, Europe and Latin America and higher capital market transactions. Changes in foreign exchange rates also increased net sales by $14.1 million, or 0.6%. These increases were partially offset by decreases in net sales primarily attributable to the production and distribution of materials for the U.S. Census in the first quarter of 2010, continued price pressure and reductions in pass-through paper sales in directories.

Net sales from services for the three months ended March 31, 2011 increased $72.9 million, or 29.9%, to $317.1 million versus the same period in the prior year. Net sales from services increased due to the acquisition of Bowne, higher logistics volumes driven in part by growth in mail center and commingling services and changes in foreign exchange rates of $1.3 million, or 0.5%.

Products cost of sales increased $66.0 million to $1,726.8 million for the three months ended March 31, 2011 versus the same period in the prior year primarily due to the acquisition of Bowne and increased capital market transactions, partially offset by higher pricing on materials. Products cost of sales as a percentage of products net sales decreased from 76.5% to 76.2%, reflecting continued productivity efforts and a higher recovery on print-related by-products, partially offset by continued price pressures.

Services cost of sales increased $48.5 million to $229.4 million for the three months ended March 31, 2011 versus the same period in the prior year primarily due to the acquisition of Bowne and logistics volume increases. As a percentage of services net sales, services cost of sales decreased from 74.1% to 72.3%, reflecting the acquisition of Bowne and continued productivity efforts.

Selling, general and administrative expenses increased $53.4 million to $326.9 million for the three months ended March 31, 2011 versus the same period in the prior year due to the acquisition of Bowne and higher pension and other benefits-related expenses, partially offset by cost savings from restructuring activities. Selling, general and administrative expenses as a percentage of consolidated net sales increased from 11.3% to 12.7%, reflecting the acquisition of Bowne and increased pension and other benefits-related expenses.

For the three months ended March 31, 2011, we recorded net restructuring and impairment charges of $50.8 million compared to $15.5 million in the same period of 2010. In 2011, these charges included $24.8 million for workforce reductions of 709 employees (of whom 436 were terminated as of March 31, 2011) associated with actions resulting from the reorganization of certain operations. These charges primarily related to the closings of certain facilities and headcount reductions due to the Bowne acquisition. In addition, these charges included the announced closing of one book and directories manufacturing facility within the U.S. Print and Related Services segment. Additionally, we incurred other restructuring charges, including lease termination and other facility closure costs, of $17.9 million and impairment charges primarily for machinery and equipment and leasehold improvements associated with the announced facility closings of $8.1 million. Restructuring charges for the three months ended March 31, 2010 included $9.2 million for workforce reductions of 504 employees (all of whom were terminated as of March 31, 2011) associated with actions resulting from the reorganization of certain operations. These charges primarily related to the reorganization of certain operations within the business process outsourcing and Latin America reporting units within the International segment, as well as the continuing charges resulting from the closing of two Global Turnkey Solutions manufacturing facilities in 2009 within the International segment. In addition, we recorded $1.0 million of impairment charges of other long-lived assets and $5.3 million of other restructuring costs, including lease termination and other facility closure costs. Management believes that certain restructuring activities will continue throughout the remainder of 2011, as we continue to integrate Bowne and streamline its manufacturing, sales and administrative operations.

Depreciation and amortization increased $1.6 million to $140.2 million for the three months ended March 31, 2011 compared to the same period in 2010, primarily due to higher amortization expense associated with customer relationship intangible assets resulting from the acquisition of Bowne, partially offset by the impact of lower capital spending in recent years compared to historical levels. Depreciation and amortization included $28.5 million and $24.7 million of amortization of purchased intangibles related to customer relationships, patents, trade names, licenses and non-compete agreements for the three months ended March 31, 2011 and 2010, respectively.

Income from operations for the three months ended March 31, 2011 was $109.4 million, a decrease of 25.0% compared to the three months ended March 31, 2010. The decrease was primarily driven by the higher restructuring and impairment charges in 2011, continued price pressure and higher pension and other benefits-related expenses, partially offset by higher volume, primarily related to the Bowne acquisition, procurement savings and benefits achieved from restructuring activities.

Net interest expense increased by $2.2 million for the three months ended March 31, 2011 versus the same period in 2010, primarily due to the issuance of $400 million of 7.625% senior notes on June 21, 2010, partially offset by the repayment of $325.7 million of 4.95% senior notes that matured on May 15, 2010.

Net investment and other expense for the three months ended March 31, 2011 and 2010 was an expense of $0.2 million and $9.0 million, respectively. For the three months ended March 31, 2010, we recorded an $8.9 million loss related to the devaluation of the Venezuelan currency, of which $3.6 million increased the loss attributable to noncontrolling interests.

The effective income tax rate for the three months ended March 31, 2011 was 33.1% compared to 40.0% in the same period of 2010. The higher effective tax rate in 2010 was primarily due to a $3.3 million charge in the three months ended March 31, 2010 associated with the enactment of the Patient Protection and Affordable Care Act.

Income (loss) attributable to noncontrolling interests was income of $0.4 million for the three months ended March 31, 2011 and a loss of $3.9 million for the three months ended March 31, 2010. The loss in 2010 as compared to income in 2011 primarily reflects the impact of the 2010 currency devaluation in Venezuela.

Net earnings attributable to RR Donnelley common shareholders for the three months ended March 31, 2011 was $33.9 million or $0.16 per diluted share compared to $52.6 million or $0.25 per diluted share for the three months ended March 31, 2010. In addition to the factors described above, the per share results reflect an increase in weighted-average diluted shares outstanding of 0.8 million due to higher dilution resulting from the issuance of shares related to the vesting of restricted stock units and exercise of stock options.

U.S. Print and Related Services

The following table summarizes net sales, income from operations and certain items impacting comparability within the U.S. Print and Related Services segment:

	Three Months Ended March 31,
	2011	2010
	(in millions)
Net sales	$1,941.1	$1,836.8
Income from operations	141.9	163.8
Operating margin	7.3%	8.9%
Restructuring and impairment charges	38.2	5.9

	For the Three Months Ended March, 31,		$ Change	% Change
Reporting unit	2011	2010
	(in millions)
Magazines, catalogs and retail inserts	$458.0	$454.8	$3.2	0.7%
Books and directories	316.7	328.6	(11.9)	(3.6%)
Variable print	315.0	341.3	(26.3)	(7.7%)
Financial print	240.8	125.5	115.3	91.9%
Forms and labels	199.3	206.5	(7.2)	(3.5%)
Logistics	161.4	136.1	25.3	18.6%
Commercial	154.2	147.2	7.0	4.8%
Office products	57.7	59.9	(2.2)	(3.7%)
Premedia	38.0	36.9	1.1	3.0%

Total U.S. Print and Related Services	$1,941.1	$1,836.8	$104.3	5.7%

Net sales for the U.S. Print and Related Services segment for the three months ended March 31, 2011 were $1,941.1 million, an increase of $104.3 million, or 5.7%, compared to the same period in 2010. Net sales increased due to the acquisition of Bowne and higher logistics volumes and capital market transactions. The increases not related to the Bowne acquisition were more than offset by the production and distribution of materials for the U.S. Census in 2010, continued price pressures and lower volume in both books and directories. An analysis of net sales by reporting unit follows:

•	Magazines, catalogs and retail inserts: Sales increased due to increases in pass-through paper sales and volume, mostly offset by continued price pressures.

•	Books and directories: Sales decreased primarily as a result of lower volume in both books and directories as well as lower pass-through paper sales in directories.

•

Variable print: Sales decreased as a result of the production and distribution of materials for the U.S. Census in 2010 and lower statement printing volume, partially offset by the acquisition of Bowne and higher direct mailings from financial services customers.

•	Financial print: Sales increased due to the Bowne acquisition, increased capital market transactions and higher investment management and compliance volume.

•	Forms and labels: Sales decreased due to continued price pressure on both forms and labels and lower forms volume, partially offset by increased volume in labels.

•	Logistics: Sales increased primarily due to higher print and other logistics services volumes along with growth in mail center and commingling services, as well as higher fuel surcharges.

•	Commercial: Sales increased due to higher volume from new customers, partially offset by increased price pressure.

•	Office products: Sales decreased due to lower volume and unfavorable mix.

•	Premedia: Sales increased due to volume from new customers and higher volume from existing customers, partially offset by lower pricing.

U.S. Print and Related Services segment income from operations decreased $21.9 million for the three months ended March 31, 2011 mainly driven by higher restructuring and impairment charges and continued price pressures, partially offset by the acquisition of Bowne. Operating margins in the U.S. Print and Related Services segment decreased from 8.9% to 7.3% for the three months ended March 31, 2011, substantially all of which was attributable to higher restructuring and impairment charges.

International

The following table summarizes net sales, income from operations and certain items impacting comparability within the International segment:

	Three Months Ended March 31,
	2011	2010
	(in millions)
Net sales	$642.4	$578.3
Income from operations	44.1	33.7
Operating margin	6.9%	5.8%
Restructuring and impairment charges	9.2	9.5

	Net Sales for the Three Months Ended March, 31,		$ Change	% Change
Reporting unit	2011	2010
	(in millions)
Asia	$135.9	$98.4	$37.5	38.1%
Business process outsourcing	135.0	148.3	(13.3)	(9.0%)
Europe	114.1	95.9	18.2	19.0%
Latin America	112.6	97.9	14.7	15.0%
Global Turnkey Solutions	74.6	82.1	(7.5)	(9.1%)
Canada	70.2	55.7	14.5	26.0%

Total International	$642.4	$578.3	$64.1	11.1%

Net sales for the International segment for the three months ended March 31, 2011 were $642.4 million, an increase of $64.1 million, or 11.1%, compared to the same period in 2010. The net sales increase is due to increased business in Asia, Europe and Latin America, the acquisition of Bowne and changes in foreign exchange rates of $15.2 million, or 2.6%. An analysis of net sales by reporting unit follows:

•

Asia: Sales increased due to higher volume of books exported to the U.S. and Europe, higher domestic sales of catalogs and retail inserts and increased volume from technology manuals and packaging products, partially offset by continued price pressures.

•	Business process outsourcing: Sales decreased due to lower direct mailings, pass-through sales and expiring contracts.

•

Europe: Sales increased due to higher commercial print volume, increased technology manuals and other packaging products volume and the acquisition of Bowne, partially offset by declining prices and lower directory volume.

•

Latin America: Sales increased due to higher commercial print volumes in Argentina, Chile and Mexico, increased sales of books in Brazil and Chile and changes in foreign exchange rates, partially offset by the continued decline in forms volumes in Brazil.

•	Global Turnkey Solutions: Sales decreased due to lower volume from one existing customer and an expiring contract, partially offset by volume increases across the rest of the reporting unit.

•	Canada: Sales increased due to the acquisition of Bowne and changes in foreign exchange rates, partially offset by lower forms volume.

Income from operations increased $10.4 million primarily due to increased business in Asia, Europe and Latin America and the acquisition of Bowne. Operating margins as a percentage of sales increased from 5.8% to 6.9% for the three months ended March 31, 2011. The increase resulted from higher volumes, partially offset by lower prices.

Corporate

Corporate operating expenses in the three months ended March 31, 2011 were $76.6 million, an increase of $24.9 million compared to the same period in 2010. The increase was driven by higher pension and other benefits-related expenses, an increase in information technology spending, higher restructuring and impairment charges of $3.3 million and the acquisition of Bowne.

Liquidity and Capital Resources

The following describes our cash flows for the three months ended March 31, 2011 and 2010.

Cash Flows From Operating Activities

Operating cash inflows are largely attributable to sales of our products and services. Operating cash outflows are largely attributable to recurring expenditures for raw materials, labor, rent, interest, taxes and other operating activities.

Net cash used in operating activities was $7.2 million for the three months ended March 31, 2011, compared to net cash provided by operating activities of $75.6 million for the same period last year. The decrease in operating cash flow reflects significantly higher incentive compensation payments in the first quarter of 2011 compared to 2010 because the payments in 2010 were under the 2009 incentive compensation plan, which deferred payments over four years. Additionally, the higher incentive compensation payments in 2011 were due to better operating results in 2010 as compared to the results in 2009. The remaining decreases were due to restructuring payments related to the Bowne acquisition and increases in working capital associated with higher financial services and international volumes, partially offset by the $57.5 million payment in January 2010 related to the termination of the long-term customer contract in 2009.

Cash Flows From Investing Activities

Net cash used in investing activities for the three months ended March 31, 2011 was $64.3 million compared to $63.3 million for the three months ended March 31, 2010. Net cash used for the acquisition of Journalism Online, LLC (“Journalism Online”) in the three months ended March 31, 2011 was $19.6 million. We used $12.0 million to purchase a long-term investment and $11.7 million to purchase a short-term deposit during the three months ended March 31, 2010. Capital expenditures were $47.1 million, an increase of $7.2 million compared to the first quarter of 2010. We expect that capital expenditures for 2011 will be approximately $250 million to $275 million, compared to $229.4 million in 2010.

Cash Flows From Financing Activities

Net cash used in financing activities for the three months ended March 31, 2011 was $56.4 million compared to $51.6 million in the same period of 2010. Net repayments under our revolving credit facility agreement (the “Credit Agreement”) were $10.0 million for the three months ended March 31, 2011. The net change in short-term debt was a cash inflow of $2.0 million during the three months ended March 31, 2011 as compared to a cash outflow of $3.8 million in 2010.

Dividends

On January 13, 2011, our Board of Directors declared a quarterly cash dividend of $0.26 per common share payable to RR Donnelley shareholders of record on January 28, 2011, and the total amount of $53.7 million was paid on March 1, 2011. On April 7, 2011, our Board of Directors declared a quarterly cash dividend of $0.26 per common share payable on June 1, 2011 to RR Donnelley shareholders of record on April 22, 2011.

Liquidity

We believe that we have sufficient liquidity to support our ongoing operations and to invest in future growth to create value for our shareholders. Operating cash flows are our primary source of liquidity and are expected to be used for, among other things, interest and principal on our debt obligations, capital expenditures as necessary to support productivity improvement and growth, completion of restructuring programs, dividend payments that may be approved by the Board of Directors, additional acquisitions and future common stock or debt repurchases based upon market conditions.

Cash and cash equivalents of $399.3 million as of March 31, 2011 included $54.3 million that were readily available in the U.S. and $345.0 million that were available at international locations, most of which is subject to U.S. federal income taxes and some of which could be subject to local country taxes if repatriated to the U.S. In addition, repatriation of some foreign cash is further restricted by local laws. We maintain a cash pooling structure that enables participating international locations to draw on our overseas cash resources to meet local liquidity needs. In addition, foreign cash balances may be loaned to U.S. operating entities on a temporary basis in order to reduce our short-term borrowing costs or for other purposes.

We have a $1.75 billion revolving unsecured and committed credit agreement which expires December 17, 2013, subject to a possible one-year extension if agreed to by the lending financial institutions. Borrowings and the Credit Agreement bear interest at a rate dependent on our credit ratings at the time of borrowing and will be calculated according to a base or Eurocurrency rate plus an applicable margin. We pay annual commitment fees at rates dependent on our credit ratings. The Credit Agreement can be used for general corporate purposes, including letters of credit and as a backstop for the issuance of commercial paper. The Credit Agreement is subject to a number of financial covenants that, in part, may limit the use of proceeds, and our ability to create liens on assets, incur subsidiary debt, engage in mergers and consolidations, or dispose of assets. The financial covenants require a minimum interest coverage ratio and a maximum leverage ratio, both to be computed on a pro forma basis as defined in the Credit Agreement.

We also have $108.3 million in credit facilities outside of the U.S., most of which are uncommitted. As of March 31, 2011, we had $59.3 million in outstanding letters of credit, of which $37.4 million reduced availability under the Credit Agreement and $14.0 million reduced availability under uncommitted facilities outside of the U.S. As of March 31, 2011, we had no commercial paper outstanding. The failure of a financial institution supporting the Credit Agreement would reduce the size of our committed facility unless a replacement institution were added. Currently, the Facility is supported by 21 U.S. and international financial institutions. The availability on the Credit Agreement as of March 31, 2011 is shown in the following table:

March 31, 2011
(in millions)
Availability
Committed credit facility	$1,750.0
Availability reduction from covenants	70.6

1,679.4
Usage
Borrowings under the committed credit facility	110.0

110.0

Current availability at March 31, 2011	$1,569.4

We were in compliance with our debt covenants as of March 31, 2011, and expect to remain in compliance based on management’s estimates of operating and financial results for 2011 and the foreseeable future; however, as of March 31, 2011, as shown in the table above, we may borrow approximately $1.6 billion of the $1.75 billion currently not utilized under the Credit Agreement, as borrowings above $1.6 billion would cause us to violate certain debt covenants in the Credit Agreement. In addition, we met all the conditions required to borrow under the Credit Agreement as of March 31, 2011, and we expect to continue to meet the applicable borrowing conditions.

On March 24, 2011, we acquired Journalism Online for a purchase price of $20.0 million. We financed the acquisition with cash on hand.

On May 3, 2011, our Board of Directors approved a program that authorizes the repurchase of up to $1.0 billion of our common stock through December 31, 2012. Share repurchases under the program may be made from time to time through a variety of methods as determined by our management. The repurchase authorizations do not obligate us to acquire any particular amount of common stock or adopt any particular method of repurchase and may be modified, suspended or terminated at any time at our discretion. We terminated our existing authorization of October 29, 2008 for the repurchase of up to 10 million shares of our common stock. See “Summary—Recent Developments—Share Repurchase Program”

Risk Management

We are exposed to interest rate risk on our variable debt and price risk on our fixed-rate debt. As of March 31, 2011, approximately 79.5% of our outstanding debt was comprised of fixed-rate debt. At March 31, 2011, our exposure to rate fluctuations on variable-interest borrowings was $724.2 million, including $600.0 million notional value of interest rate swap agreements (See Note 15, Derivatives, to the Condensed Consolidated Financial Statements included on our Quarterly Report on Form 10-Q for the period ended March 31, 2011) and $124.2 million in borrowings under the Credit Agreement, international credit facilities and other long-term debt.

We are exposed to the impact of foreign currency fluctuations in certain countries in which we operate. The exposure to foreign currency movements is limited in most countries because the operating revenues and expenses of our various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent that borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the operating unit, we are exposed to currency risk and may enter into foreign exchange forward contracts to hedge the currency risk. As of March 31, 2011, the aggregate notional amount of outstanding foreign exchange forward contracts was approximately $129.2 million. Net unrealized losses from these foreign exchange forward contracts were $0.1 million at March 31, 2011. We do not use derivative financial instruments for trading or speculative purposes.

We assess market risk based on changes in interest rates utilizing a sensitivity analysis that measures the potential loss in earnings, fair values and cash flows based on a hypothetical 10% change in interest rates. Using this sensitivity analysis, such changes would not have a material effect on interest income or expense and cash flows; and would change the fair values of fixed rate debt at March 31, 2011 and December 31, 2010 by approximately $93.1 million and $101.8 million, respectively.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2010 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

Executive Summary

The changes in our income from continuing operations, operating margin, net earnings (loss) attributable to RR Donnelley common shareholders and net earnings (loss) attributable to RR Donnelley common shareholders per diluted share for the year ended December 31, 2010, from the year ended December 31, 2009, were due to the following (in millions, except per share data):

	Income from Continuing Operations	Operating Margin	Net Earnings (Loss) Attributable to RR Donnelley Common Shareholders	Net Earnings (Loss) Attributable to RR Donnelley Common Shareholders per Diluted Share
For the year ended December 31, 2009	$344.3	3.5%	$(27.3)	$(0.13)
2010 restructuring and impairment charges	(157.9)	(1.6%)	(130.0)	(0.62)
2009 restructuring and impairment charges	382.7	3.9%	334.0	1.63
Acquisition-related expenses	(11.9)	(0.1%)	(10.8)	(0.06)
2010 Venezuela devaluation	—	—	(4.5)	(0.02)
2009 losses related to debt extinguishment	—	—	8.0	0.04
Write-down of affordable housing investments	—	—	0.8	0.01
Income tax adjustments	—	—	15.6	0.08
Operations	(1.7)	(0.2%)	35.9	0.13

For the year ended December 31, 2010	$555.5	5.5%	$221.7	$1.06

2010 restructuring and impairment charges: included $61.0 million and $26.9 million of non-cash charges for the impairment of goodwill and intangible assets, respectively; charges of $35.9 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; $29.5 million of other restructuring costs, of which $13.6 million related to multi-employer pension plan partial withdrawal charges primarily attributable to two closed manufacturing facilities within the U.S. Print and Related Services segment; and $4.6 million for impairment of other long-lived assets.

2009 restructuring and impairment charges: included $128.5 million of non-cash charges for the impairment of goodwill; charges of $118.6 million, as discounted for future cash payments, for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment, of which $117.2 million, $0.8 million and $0.6 million are reflected as other restructuring charges, impairment and employee terminations, respectively; $78.8 million for other employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; $32.1 million of other restructuring costs, primarily lease termination costs; and $24.7 million for impairment of long-lived assets.

Acquisition-related expenses: included pre-tax charges of $13.5 million ($11.8 million after-tax) related to legal, accounting and other expenses for the year ended December 31, 2010 associated with acquisitions completed or contemplated. For the year ended December 31, 2009, these pre-tax charges were $1.6 million ($1.0 million after-tax).

2010 Venezuela devaluation: currency devaluation in Venezuela resulted in a pre-tax loss of $8.9 million ($8.1 million after-tax) and an increase in loss attributable to noncontrolling interests of $3.6 million.

2009 losses related to debt extinguishment: included a $10.3 million pre-tax loss on the repurchases of $466.4 million of the 5.625% senior notes due January 15, 2012 and $174.2 million of the 4.95% senior notes due May 15, 2010, as well as the reclassification of a pre-tax loss of $2.7 million from accumulated other comprehensive income to investment and other expense due to the change in the hedged forecasted interest payments resulting from the repurchase of the 4.95% senior notes.

Write-down of affordable housing investments: Investment and other expense included a $1.1 million ($0.7 million after-tax) and $2.4 million ($1.5 million after tax) write-down of our affordable housing investments in 2010 and 2009, respectively.

Income tax adjustments: included $15.6 million of income tax expense in 2009 due to the reorganization of entities within the International segment.

Operations: reflected higher net sales in Asia, logistics, variable print and financial print, cost savings from restructuring actions and productivity efforts, higher pricing on by-products recoveries and reduced depreciation and amortization and material costs, which were more than offset by price pressures, higher incentive compensation expense, LIFO inventory provisions and pension and postretirement expense. In addition, a lower effective tax rate due to the release of a valuation allowance on deferred tax assets and lower interest expense due to effect of the interest rate swaps attributed to the increase in net earnings from continuing operations. See further details in the review of operating results by segment that follows below.

2010 Overview

During 2010, we achieved modest organic net sales growth despite the inconsistent recovery in the world economy. On a consolidated basis, net sales increased $161.5 million, or 1.6% from 2009, of which $61.2 million, or 0.6%, related to the acquisition of Bowne. In addition, changes in foreign exchange rates increased net sales by $8.6 million, or 0.1%. Additionally, the net sales growth reflected increased business in Asia, higher logistics volume with growth in mail center and commingling services, higher volume in variable print due to production of the 2010 U.S. census mailings and increases in direct mailings from financial services and retail customers and increased volume in financial print due to higher capital market transactions. These increases were partly offset by continued price pressure and reductions in pass-through paper sales in magazines, catalogs and retail inserts and books and directories.

Our income from continuing operations for the year ended December 31, 2010 increased 61.3% compared to 2009 primarily due to lower restructuring and impairment charges, procurement savings and benefits achieved from restructuring activities. These benefits were partially offset by cost inflation, price pressures, higher pension and postretirement expenses, higher LIFO inventory provisions and higher incentive compensation expense.

On November 24, 2010, we acquired Bowne for $465.2 million in cash, including debt assumed of $26.2 million and net of cash acquired of $41.4 million. Bowne, a provider of shareholder and marketing communication services, has operations in North America, Latin America, Europe and Asia. We expect the acquisition of Bowne to expand and enhance the range of services that we offer to our customers, while creating an opportunity to provide our comprehensive line of products and services to Bowne’s clients. In addition, this acquisition is expected to be accretive to earnings within twelve months of the closing date. As reflected above, $61.2 million of our increase in net sales in 2010 related to Bowne.

On December 17, 2010, we entered into a $1.75 billion unsecured and committed revolving credit agreement which expires December 17, 2013, subject to a possible one-year extension if agreed to by the lending financial institutions. Interest on borrowings under the Credit Agreement is dependent on our credit ratings at the time of borrowing and are calculated according to a base or Eurocurrency rate plus an applicable margin. We will pay annual commitment fees at rates dependent on our credit ratings. The Credit Agreement replaced our previous $2.0 billion unsecured and committed revolving credit facility (the “previous Facility”). All amounts outstanding under the previous Facility were repaid with borrowings under the Credit Agreement. The Credit Agreement will be used for general corporate purposes, including letters of credit and as a backstop for our commercial paper program.

Financial Review

In the financial review that follows, we discuss our consolidated results of operations, financial position, cash flows and certain other information. This discussion should be read in conjunction with our consolidated financial statements accompanying our Annual Report on Form 10-K.

Discussion

The following table shows the results of operations for the years ended December 31, 2010 and 2009, which reflects the results of acquired businesses from the relevant acquisition dates:

	2010	2009	$ Change	% Change
	(in millions)
Net Sales
Products	$8,956.4	$8,925.4	$31.0	0.3%
Services	1,062.5	932.0	130.5	14.0%

Total net sales	10,018.9	9,857.4	161.5	1.6%
Products cost of sales (exclusive of depreciation and amortization shown below)	6,857.8	6,789.8	68.0	1.0%
Services cost of sales (exclusive of depreciation and amortization shown below)	785.1	673.1	112.0	16.6%
Selling, general and administrative expenses (exclusive of depreciation and amortization shown below)	1,123.4	1,088.5	34.9	3.2%
Restructuring and impairment charges	157.9	382.7	(224.8)	(58.7%)
Depreciation and amortization	539.2	579.0	(39.8)	(6.9%)

Total operating expenses	9,463.4	9,513.1	(49.7)	(0.5%)

Income from continuing operations	$555.5	$344.3	$211.2	61.3%

Consolidated

Net sales of products for the year ended December 31, 2010 increased $31.0 million, or 0.3%, to $8,956.4 million versus the prior year. Net sales of products increased due to the increased sales from the production of mailings for the U.S. Census and higher volume in Asia. In addition, net sales increased $38.4 million, or 0.4%, due to the acquisition of Bowne and $8.5 million, or 0.1%, from changes in foreign exchange rates. These increases were partially offset by decreases primarily attributable to continued price pressure and reductions in pass-through paper sales in magazines, catalogs and retail inserts and books and directories.

Net sales from services for the year ended December 31, 2010 increased $130.5 million, or 14.0%, to $1,062.5 million versus the prior year. Net sales from services increased due to higher logistics volumes driven in part by growth in mail center and commingling services. In addition, net sales increased $22.8 million, or 2.4%, due to the acquisition of Bowne.

Products cost of sales increased $68.0 million to $6,857.8 million for the year ended December 31, 2010 versus the prior year, primarily due to the acquisition of Bowne, volume increases, higher LIFO inventory provisions and higher incentive compensation expense, partially offset by higher pricing on by-products recoveries and lower material costs. Products cost of sales as a percentage of products net sales increased from 76.1% to 76.6%, reflecting the continued price pressures on net sales, higher LIFO inventory provisions and higher incentive compensation expense as a result of us achieving certain targets, partially offset by the benefits of continued productivity efforts.

Services cost of sales increased $112.0 million to $785.1 million for the year ended December 31, 2010 versus the prior year, primarily due to logistics volume increases, higher incentive compensation expense and the acquisition of Bowne. Services cost of sales as a percentage of services net sales increased from 72.2% to 73.9%, reflecting the continued price pressures on net sales and higher incentive compensation expense.

Selling, general and administrative expenses increased $34.9 million to $1,123.4 million for the year ended December 31, 2010 versus the prior year due to higher pension and postretirement expenses, the acquisition of Bowne and higher incentive compensation expense, partially offset by benefits achieved from restructuring activities. Selling, general and administrative expenses as a percentage of consolidated net sales increased from 11.0% to 11.2%, reflecting the acquisition of Bowne and higher incentive compensation expense.

For the year ended December 31, 2010, we recorded a net restructuring and impairment provision of $157.9 million compared to $382.7 million in 2009. In 2010, these charges included non-cash pre-tax charges of $61.0 million for the impairment of goodwill for the forms and labels reporting unit within the U.S. Print and Related Services segment. The goodwill impairment charge resulted from reductions in the estimated fair value of the forms and labels reporting unit, based on lower expectations for future revenue and cash flows due to continued impacts of electronic substitution on forms demand and increasing price pressure. In addition, the lower fair value reflects higher estimated spending on information technology and capital equipment, in part to better position this reporting unit for increased growth in labels volume as forms demand continues to decline. Impairment charges also included $26.9 million for the impairment of acquired customer relationship intangible assets in the Global Turnkey Solutions reporting unit within the International segment. The impairment of the customer relationship intangible asset primarily resulted from the termination of a customer contract. Additionally, for the year ended December 31, 2010, we recorded $35.9 million for workforce reductions of 1,458 employees (of whom 1,354 were terminated as of December 31, 2010) associated with actions resulting from the reorganization of certain operations. These actions included the reorganization of certain operations within the Financial Print reporting unit within the U.S. Print and Related Services segment due to the acquisition of Bowne. In addition, these actions included the closing of one Latin America manufacturing facility, one business process outsourcing manufacturing facility and one Global Turnkey Solutions manufacturing facility within the International segment. Further, continuing charges resulting from the closing of two Global Turnkey Solutions manufacturing facilities in 2009 within the International segment were recorded in 2010. These actions also included the reorganization of certain operations within the magazine, catalog and retail insert and variable print reporting units and the closing of one forms and labels manufacturing facility within the U.S. Print and Related Services segment. In addition, we recorded $4.6 million of impairment charges of other long-lived assets and $29.5 million of other restructuring charges. The other restructuring costs included $13.6 million related to multi-employer pension plan partial withdrawal charges primarily attributable to two closed manufacturing facilities within the U.S. Print and Related Services segment, as well as lease termination and other facility closure costs.

For the year ended December 31 2009, these charges included a non-cash pre-tax charge of $128.5 million for the impairment of goodwill and $118.6 million, discounted for future cash payments, for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment, which allowed us to withdraw from certain unprofitable operations in this area. In addition, these charges included $78.8 million for workforce reductions of 4,043 employees (all of whom were terminated as of December 31, 2010) associated with actions resulting from the reorganization of certain operations. These actions also included the closings of two catalog, magazine and retail insert manufacturing facilities, two book manufacturing facilities and one premedia facility within the U.S. Print and Related Services segment and the closing of one Global Turnkey Solutions manufacturing facility, one business process outsourcing facility, one Latin America manufacturing facility and one European manufacturing facility within the International segment. Additionally, we recorded $24.7 million of impairment charges for other long-lived assets and $32.1 million of other restructuring costs, including lease termination and other facility closure costs.

Depreciation and amortization decreased $39.8 million to $539.2 million for the year ended December 31, 2010 compared to 2009, primarily due to a declining trend in capital expenditures over recent years. Depreciation and amortization included $99.3 million and $99.1 million of amortization of purchased intangibles related to customer relationships, patents, trade names, licenses and non-compete agreements for the year ended December 31, 2010 and 2009, respectively.

Income from continuing operations for the year ended December 31, 2010 was $555.5 million compared to $344.3 million for the year ended December 31, 2009, an increase of 61.3%. The increase was primarily driven by the lower restructuring and impairment charges in 2010, procurement savings and benefits achieved from restructuring activities, partially offset by cost inflation, price pressures, higher LIFO inventory provisions and higher incentive compensation expense.

Net interest expense decreased by $12.0 million for the year ended December 31, 2010 versus the same period in 2009, primarily due to lower average outstanding borrowings and the effect of the interest rate swaps. In addition, 2009 was impacted by the accelerated amortization of debt issuance costs and unamortized discounts related to the repurchase of $640.6 million of senior notes.

Net investment and other expense for the years ended December 31, 2010 and 2009 was $9.9 million and $16.6 million, respectively. In 2010, we recorded an $8.9 million loss related to the devaluation of the Venezuelan currency, of which $3.6 million increased the loss attributable to noncontrolling interests. In addition, in 2009, our repurchases of $640.6 million of our senior notes maturing in 2012 and 2010 resulted in a loss on the debt extinguishment of $10.3 million. As a result of the repurchase of the senior notes due May 15, 2010, we reclassified a loss of $2.7 million from accumulated other comprehensive income to investment and other expense in 2009 due to changes in the hedged forecasted interest payments.

The effective income tax rate for the year ended December 31, 2010 was 32.8% compared to 123.0% in 2009. The lower effective tax rate in 2010 reflects the release of a valuation allowance on deferred tax assets due to the forecasted increase in net earnings for certain operations within the Latin America reporting unit. The higher rate in 2009 reflected a larger impact from the non-deductible, non-cash goodwill impairment charges and the partially deductible charges, discounted for future cash payments, of $118.6 million for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment.

Income (loss) attributable to noncontrolling interests was a loss of $4.6 million for the year ended December 31, 2010 and income of $5.9 million for the year ended December 31, 2009. The loss in 2010 as compared to income in 2009 primarily reflects the impact of the currency devaluation in Venezuela.

Net earnings (loss) from continuing operations attributable to RR Donnelley common shareholders for the year ended December 31, 2010 was $221.7 million, or $1.06 per diluted share, compared to a loss of $27.3 million, or $0.13 per diluted share, for the year ended December 31, 2009. In addition to the factors described above, the per share results reflect an increase in weighted average diluted shares outstanding of 4.5 million primarily resulting from our net loss in 2009 causing all outstanding options and unvested share awards to be anti-dilutive, as well as increases in the average stock price and the issuance of shares related to the vesting of restricted stock units and stock options.

U.S. Print and Related Services

The following tables summarize net sales, income from continuing operations and certain items impacting comparability within the U.S. Print and Related Services segment:

	Year Ended December 31,
	2010	2009
	(in millions)
Net sales	$7,532.2	$7,437.0
Income from continuing operations	638.9	489.2
Operating margin	8.5%	6.6%
Restructuring and impairment charges	94.0	163.8

Reporting unit(1)	2010 Net Sales	2009 Net Sales	$ Change	% Change
	(in millions)
Magazines, catalogs and retail inserts	$1,934.2	$2,050.4	$(116.2)	(5.7%)
Books and directories	1,425.6	1,462.0	(36.4)	(2.5%)
Variable print	1,209.0	1,149.3	59.7	5.2%
Forms and labels	822.4	829.5	(7.1)	(0.9%)
Commercial	612.4	602.1	10.3	1.7%
Logistics	598.4	495.1	103.3	20.9%
Financial print	556.5	471.5	85.0	18.0%
Office products	212.4	228.7	(16.3)	(7.1%)
Premedia	161.3	148.4	12.9	8.7%

Total U.S. Print and Related Services	$7,532.2	$7,437.0	$95.2	1.3%

(1)	The amounts included in the above table represent net sales by reporting unit and the descriptions above reflect the primary products or services provided by each. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency. Certain prior year amounts were restated to conform to the our current reporting unit structure.

Net sales for the U.S. Print and Related Services segment for the year ended December 31, 2010 were $7,532.2 million, an increase of $95.2 million, or 1.3%, compared to 2009. Net sales increased due to higher logistics volumes and the increased sales from the production of mailings for the U.S. Census. In addition, the acquisition of Bowne increased net sales $48.1 million, or 0.6%. These increases were partially offset by reductions in pass-through paper sales across the magazines, catalogs and retail inserts and books and directories reporting units and price declines across most reporting units. An analysis by reporting unit follows:

•	Magazine, catalogs and retail inserts: Sales decreased due to reductions in pass-through paper sales, lower prices and lower volume on contract renewals.

•

Books and directories: Sales decreased primarily as a result of reductions in pass-through paper sales, lower prices and lower sales in directories, partially offset by higher volume in educational books and related materials, as well as consumer books.

•

Variable print: Sales increased due to the production of mailings for the U.S. Census and higher direct mailings from financial services and retail customers, partially offset by reduced print fulfillment and distribution volume from healthcare customers.

•	Forms and labels: Sales decreased due to continued price pressure on both forms and labels and lower forms volume, partially offset by increased sales of labels.

•	Commercial: Sales increased due to higher volume from financial services and retail customers, partially offset by increased price pressure.

•	Logistics: Sales increased primarily due to higher print and other logistics services volumes along with growth in mail center and commingling services, as well as higher fuel surcharges.

•	Financial print: Sales increased due to increased capital market transactions and the acquisition of Bowne, partially offset by lower investment management and compliance volume.

•	Office products: Sales decreased due to lower volume from large existing customers, customer losses and unfavorable pricing.

•	Premedia: Sales increased due to volume from new customers and significantly higher volume at existing customers, partially offset by lower pricing.

U.S. Print and Related Services segment income from continuing operations increased $149.7 million mainly driven by lower restructuring and impairment charges, cost reductions resulting from restructuring actions and productivity initiatives, higher pricing on by-products recoveries and higher volumes, partially offset by the price declines discussed above. Operating margins in the U.S. Print and Related Services segment increased from 6.6% for the year ended December 31, 2009 to 8.5% for the year ended December 31, 2010 due to lower restructuring and impairment charges, the cost reductions discussed above and higher pricing on by-products sales, which more than offset the impact of lower prices and higher incentive compensation expense.

International

The following tables summarize net sales, income (loss) from continuing operations and certain items impacting comparability within the International segment:

	Years Ended December 31,
	2010	2009
	(in millions)
Net sales	$2,486.7	$2,420.4
Income (loss) from continuing operations	149.5	(36.0)
Operating margin	6.0%	(1.5%)
Restructuring and impairment charges	50.6	210.7

Reporting unit	2010 Net Sales	2009 Net Sales	$ Change	% Change
	(in millions)
Business process outsourcing	$553.4	$603.3	$(49.9)	(8.3%)
Asia	550.6	436.2	114.4	26.2%
Latin America	457.9	467.9	(10.0)	(2.1%)
Europe	401.8	388.7	13.1	3.4%
Global Turnkey Solutions	300.6	321.6	(21.0)	(6.5%)
Canada	222.4	202.7	19.7	9.7%

Total International	$2,486.7	$2,420.4	$66.3	2.7%

Net sales for the International segment for the year ended December 31, 2010 were $2,486.7 million, an increase of $66.3 million, or 2.7%, compared to 2009. Net sales increased $13.1 million, or 0.5%, due to the acquisition of Bowne and $7.4 million, or 0.3%, from changes in foreign exchange rates. An analysis by reporting unit follows:

•

Business process outsourcing: Sales decreased due to the lower volume resulting from the termination of a significant customer contract in 2009, partially offset by higher volume from a new customer contract.

•

Asia: Sales increased due to higher volume of books exported to the U.S. and Europe, higher local sales of catalogs and retail inserts and increased volume from technology manuals and packaging products, partially offset by lower prices on print packaging products.

•

Latin America: Sales decreased due to the impact of the currency devaluation in Venezuela, disruptions caused by the Chilean earthquake and continued decreases in demand for business forms, particularly in Brazil, partially offset by changes in foreign exchange rates.

•	Europe: Sales increased due to increased volume in technology manuals and other packaging products and changes in foreign exchange rates, partially offset by declining prices.

•	Global Turnkey Solutions: Sales decreased due to unfavorable product mix from existing customers, partially offset by volume from new customers and changes in foreign exchange rates.

•	Canada: Sales increased due to changes in foreign exchange rates and the acquisition of Bowne, partially offset by lower statement printing volume.

Income (loss) from continuing operations increased $185.5 million primarily due to lower restructuring and impairment charges and increased business in Asia, partially offset by lower prices. Operating margins increased from a loss of 1.5% for the year ended December 31, 2009 to 6.0% for the year ended December 31, 2010, of which 6.7 percentage points were due to lower restructuring and impairment charges. The remaining increase resulted from cost reductions driven by restructuring actions and productivity improvements and the termination of the significant customer contract in 2009, which more than offset lower prices, cost inflation and higher incentive compensation expense.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Years Ended December 31,
	2010	2009
	(in millions)
Operating expenses	$232.9	$108.9
Restructuring and impairment charges	13.3	8.2
Acquisition and related costs	13.5	1.6

Corporate operating expenses for the year ended December 31, 2010 were $232.9 million, an increase of $124.0 million compared to 2009. The increase was driven by higher pension and postretirement benefit expense of $45.2 million, LIFO inventory provisions of $10.2 million in 2010 compared to a benefit of $17.6 million in 2009, higher acquisition-related costs of $11.9 million and higher restructuring and impairment charges of $5.1 million related to the integration of Bowne, partially offset by cost reductions from productivity initiatives and restructuring actions.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009 AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

(in millions, except per share data)

	Income (loss) from Continuing Operations	Operating Margin	Net Loss Attributable to RR Donnelley Common Shareholders	Net Loss Attributable to RR Donnelley Common Shareholders Per Diluted Share
For the year ended December 31, 2008	$(40.5)	(0.3%)	$(189.9)	$(0.90)
2009 restructuring and impairment charges	(382.7)	(3.9%)	(334.0)	(1.63)
2008 restructuring and impairment charges	1,184.7	10.2%	1,073.9	5.11
2009 acquisition-related expenses	(1.6)	0.0%	(1.0)	—
2009 losses related to debt extinguishment	—	—	(8.0)	(0.04)
2009 write-down of affordable housing investments	—	—	(1.5)	(0.01)
2008 loss on termination of cross-currency swaps	—	—	1.8	0.01
Income tax adjustments	—	—	(282.4)	(1.35)
Discontinued operations	—	—	(1.8)	(0.01)
Operations	(415.6)	(2.5%)	(284.4)	(1.31)

For the year ended December 31, 2009	$344.3	3.5%	$(27.3)	$(0.13)

2009 restructuring and impairment charges: included $128.5 million of non-cash charges for the impairment of goodwill; charges of $118.6 million, discounted for future cash payments, for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment, of which $117.2 million, $0.8 million and $0.6 million are reflected as other restructuring charges, impairment and employee terminations, respectively; $78.8 million for other employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; $32.1 million of other restructuring costs, primarily lease termination costs; and $24.7 million for impairment of long-lived assets.

2008 restructuring and impairment charges: included $1,125.4 million of non-cash charges for the impairment of goodwill and intangible assets; charges of $44.1 million for employee termination costs, substantially all of which were associated with restructuring actions resulting from the reorganization of certain operations and the exiting of certain business activities; $10.6 million of other restructuring costs, primarily lease termination costs; and $4.6 million for impairment of other long-lived assets.

2009 acquisition-related expenses: legal, accounting and other expenses associated with acquisitions completed or contemplated.

2009 losses related to debt extinguishment: included a $10.3 million pre-tax loss on the repurchases of $466.4 million of the 5.625% senior notes due January 15, 2012 and $174.2 million of the 4.95% senior notes due May 15, 2010, as well as the reclassification of a pre-tax loss of $2.7 million from accumulated other comprehensive income to investment and other expense due to the change in the hedged forecasted interest payments resulting from the repurchase of the 4.95% senior notes.

2009 write-down of affordable housing investments: Investment and other income (expense) included a $2.4 million ($1.5 million after tax) write-down of our affordable housing investments in 2009.

2008 pre-tax loss on termination of cross-currency swaps: Investment and other income (expense) included a $9.9 million ($1.8 million after tax) loss in 2008 resulting from our termination of our cross-currency swaps.

Income tax adjustments: included $15.6 million of income tax expense in 2009 due to the reorganization of entities within the International segment. In addition, reflected tax benefits of $228.8 million realized in 2008 related to the decline in value and reorganization of certain entities within the International segment, as well as a benefit of $38.0 million in 2008 from the recognition of uncertain tax positions upon the final settlement of certain U.S. federal tax audits for the years 2000 – 2002.

Operations: reflected lower net sales primarily driven by the global economic slowdown, higher incentive compensation expense and lower pricing on by-products sales, partially offset by cost savings from restructuring actions and productivity efforts, a benefit resulting from lower LIFO inventory provisions and the impact of 2008 share repurchases. See further details in the review of operating results by segment that follows below.

The following table shows the results of operations for the years ended December 31, 2009 and 2008, which reflects the results of acquired businesses from the relevant acquisition dates.

	2009	2008	$ Change	% Change
	(in millions)
Net sales
Products	$8,925.4	$10,465.0	$(1,539.6)	(14.7%)
Services	932.0	1,116.6	(184.6)	(16.5%)

Total net sales	9,857.4	11,581.6	(1,724.2)	(14.9%)
Products cost of sales (exclusive of depreciation and amortization shown below)	6,789.8	7,772.9	(983.1)	(12.6%)
Services cost of sales (exclusive of depreciation and amortization shown below)	673.1	803.4	(130.3)	(16.2%)
Selling, general and administrative expenses (exclusive of depreciation and amortization shown below)	1,088.5	1,220.5	(132.0)	(10.8%)
Restructuring and impairment charges	382.7	1,184.7	(802.0)	(67.7%)
Depreciation and amortization	579.0	640.6	(61.6)	(9.6%)

Total operating expenses	9,513.1	11,622.1	(2,109.0)	(18.1%)

Income (loss) from continuing operations	$344.3	$(40.5)	$384.8	950.1%

Consolidated

Net sales of products for the year ended December 31, 2009 decreased $1,539.6 million, or 14.7%, to $8,925.4 million versus the prior year. Changes in foreign exchange rates decreased net sales by $172.6 million, or 1.6%, while the acquisitions of PROSA and Pro Line Printing Inc (“Pro Line”) increased net sales by $36.2 million, or 0.3%. The remaining decreases were primarily attributable to significant volume declines and continued price pressure across most products as customer demand decreased primarily due to the global economic slowdown.

Net sales from services for the year ended December 31, 2009 decreased $184.6 million, or 16.5%, to $932.0 million versus the prior year. Changes in foreign exchange rates decreased net sales by $28.5 million, or 2.6%. The remaining decreases were primarily attributable to significant volume declines and continued price pressure across most services as customer demand decreased primarily due to the global economic slowdown.

Products cost of sales decreased $983.1 million to $6,789.8 million for the year ended December 31, 2009 versus the prior year, primarily due to volume decreases and a benefit resulting from lower LIFO inventory provisions, offset by lower pricing on by-product sales and higher incentive compensation expense. Product cost of sales as a percentage of product net sales increased from 74.3% to 76.1%, reflecting the impact of price pressures on net sales, volume declines, lower pricing on by-products sales and higher incentive compensation expense, offset in part by the benefits of continued productivity efforts and lower LIFO inventory provisions.

Services cost of sales decreased $130.3 million to $673.1 million for the year ended December 31, 2009 versus the prior year, primarily due to volume decreases partially offset by higher incentive compensation expense. Services cost of sales as a percentage of services net sales increased from 72.0% to 72.2%, reflecting the impact of price pressures on net sales and higher incentive compensation expense, partially offset by the benefits of continued productivity efforts.

Selling, general and administrative expenses decreased $132.0 million to $1,088.5 million for the year ended December 31, 2009 versus the prior year due to restructuring-driven cost reductions, lower sales commissions based on reduced volume, decreased bad debt expenses, the elimination of our 401(k) match and changes in foreign exchange rates, partially offset by higher incentive compensation expense. Selling, general and administrative expenses as a percentage of consolidated net sales increased from 10.5% to 11.0%, reflecting the impact of the net sales decline and higher incentive compensation expense, which more than offset the benefit of productivity efforts.

For the year ended December 31, 2009, we recorded a net restructuring and impairment provision of $382.7 million compared to $1,184.7 million in 2008. In 2009, these charges included a non-cash pre-tax charge of $128.5 million for the impairment of goodwill and $118.6 million, discounted for future cash payments, for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment, which allowed us to withdraw from certain unprofitable operations in this area. In addition, these charges included $78.8 million for workforce reductions of 4,043 employees (all of whom were terminated as of December 31, 2010) associated with actions resulting from the reorganization of certain operations. These actions also included the closings of two catalog, magazine and retail insert manufacturing facilities, two book manufacturing facilities and one premedia facility within the U.S. Print and Related Services segment and the closing of two Global Turnkey Solutions manufacturing facilities, one business process outsourcing facility, one Latin America manufacturing facility and one European manufacturing facility within the International segment. Additionally, we recorded $24.7 million of impairment charges for other long-lived assets and $32.1 million of other restructuring costs, including lease termination and other facility closure costs. For the year ended December 31, 2008, these charges included non-cash, pre-tax charges of $1,125.4 million for the impairment of goodwill and other intangible assets and $44.1 million for workforce reductions of 2,245 employees (all of whom were terminated as of December 31, 2010) associated with actions resulting from the reorganization of certain operations and the exiting of certain business activities. These actions included the realignment and consolidation of the Canadian organization, management reorganization within Latin America, the closing of two Global Turnkey Solutions manufacturing facilities within the International segment and the realignment and consolidation of the financial print organization in the U.S. Print and Related Services and International segments. In addition, we recorded $4.6 million of impairment charges of other long-lived assets and $10.6 million of other restructuring costs, mainly related to lease terminations in exited facilities.

Depreciation and amortization decreased $61.6 million to $579.0 million for the year ended December 31, 2009 compared to 2008, primarily due to reduced capital expenditures and the reduced balance of amortizable intangible assets resulting from the impairment of customer relationship intangible assets in the business process outsourcing unit in 2008. Changes in foreign exchange rates also caused the lower depreciation and amortization expense. Depreciation and amortization included $99.1 million and $123.3 million of amortization of purchased intangibles related to customer relationships, patents, trade names, licenses and non-compete agreements for the year ended December 31, 2009 and 2008, respectively.

Income from continuing operations for the year ended December 31, 2009 was $344.3 million compared to a loss from continuing operations of $40.5 million for the year ended December 31, 2008. The increase in earnings was primarily driven by the higher non-cash impairment charges recorded in 2008, as well as the cost savings achieved from restructuring activities and productivity efforts, a benefit resulting from lower LIFO inventory provisions due to reduced inventory levels and lower inventory and commodity prices, decreased bad debt expenses and lower intangible amortization expense, partially offset by the lower net sales primarily driven by the global economic slowdown, higher incentive compensation expense and lower pricing on by-products sales.

Net interest expense increased by $8.2 million for the year ended December 31, 2009 versus the prior year, primarily due to the issuance of $400 million of 11.25% senior notes and $350 million of 8.60% senior notes on January 14, 2009 and August 26, 2009, respectively, as well as the accelerated amortization of debt issuance costs and unamortized discounts related to the repurchase of $640.6 million of senior notes maturing in 2012 and 2010 and lower international interest income as a result of lower interest rates, partially offset by lower average short-term borrowings.

Net investment and other expense for the year ended December 31, 2009 and 2008 was $16.6 million and $2.4 million, respectively. In 2009, our repurchases of $640.6 million of our senior notes maturing in 2012 and 2010 resulted in a loss on the debt extinguishment of $10.3 million. In addition, as a result of the repurchase of the senior notes due May 15, 2010, we reclassified a loss of $2.7 million from accumulated other comprehensive income to investment and other expense due to changes in the hedged forecasted interest payments. Additionally, we recorded a $2.4 million write-down on our affordable housing investments. For the year ended December 31, 2008, we terminated our cross-currency swaps, which resulted in a loss of $9.9 million. In addition, we sold an equity investment in Latin America, which resulted in a gain of $4.9 million.

The effective income tax rate for the year ended December 31, 2009 was a provision of 123.0% compared to a benefit of 31.2% in 2008. The effective tax rate for the year ended December 31, 2009 was impacted by the non-deductible, non-cash goodwill impairment charge of $128.5 million and the partially deductible charges, discounted for future cash payments, of $118.6 million for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment. The 2008 effective income tax rate was impacted by the non-deductible goodwill impairment charge of $800.1 million and by tax benefits of $228.8 million related to the decline in value and reorganization of certain entities within the International segment and related tax benefits realized upon the reorganization of certain foreign entities therein and the benefit of $38.0 million from the recognition of uncertain tax positions upon final settlement of certain U.S. federal income tax audits for the years 2000-2002.

Net loss from continuing operations attributable to RR Donnelley common shareholders for the year ended December 31, 2009 was $27.3 million, or $0.13 per diluted share, compared to $191.7 million, or $0.91 per diluted share, for the year ended December 31, 2008. In addition to the factors described above, the per share results reflect a decrease in weighted average diluted shares outstanding of 5.0 million, primarily resulting from our repurchase of 10.0 million shares of our common stock in 2008.

U.S. Print and Related Services

The following tables summarize net sales, income from continuing operations and certain items impacting comparability, which reflect the results of acquired businesses from the relevant acquisition dates, within the U.S. Print and Related Services segment:

	Year Ended December 31,
	2009	2008
	(in millions)
Net sales	$7,437.0	$8,704.2
Income from continuing operations	489.2	708.9
Operating margin	6.6%	8.1%
Restructuring and impairment charges	163.8	405.8

Reporting unit(1)	2009 Net Sales	2008 Net Sales	$ Change	% Change
	(in millions)
Magazines catalogs and retail inserts	$2,050.4	$2,528.0	$(477.6)	(18.9%)
Books and directories	1,462.0	1,764.5	(302.5)	(17.1%)
Variable print	1,149.3	1,261.5	(112.2)	(8.9%)
Forms and labels	829.5	908.1	(78.6)	(8.7%)
Commercial	602.1	711.9	(109.8)	(15.4%)
Logistics	495.1	573.1	(78.0)	(13.6%)
Financial print	471.5	522.6	(51.1)	(9.8%)
Office products	228.7	270.5	(41.8)	(15.5%)
Premedia	148.4	164.0	(15.6)	(9.5%)

Total U.S. Print and Related Services	$7,437.0	$8,704.2	$(1,267.2)	(14.6%)

(1)	The amounts included in the above table represent net sales by reporting unit and the descriptions above reflect the primary products or services provided by each. Included in these net sales amounts are sales of other products or services that may be produced within a reporting unit to meet customer needs and improve operating efficiency. Certain prior year amounts were restated to conform to our current reporting unit structure.

Net sales for the U.S. Print and Related Services segment for the year ended December 31, 2009 were $7,437.0 million, a decrease of $1,267.2 million, or 14.6%, compared to 2008. The acquisition of Pro Line increased net sales $17.5 million, or 0.2%. The increase due to the acquisition was more than offset by volume and price declines across all products and services primarily due to the global economic slowdown. An analysis by reporting unit follows:

•

Magazines, catalogs and retail inserts: Sales decreased due to lower page counts resulting from reduced advertising spending, lower circulation volume and price pressure on new and existing customer contracts.

•	Books and directories: Sales decreased due to lower volume in educational books, related materials and directories.

•

Variable print: Sales decreased due to an unfavorable shift in product mix, lower sales of direct mailings from financial service companies and retail customers and reduced fulfillment and distribution volume from healthcare customers.

•	Forms and labels: Sales decreased due to lower volume from major customers and increased price pressure.

•	Commercial: Sales decreased due to lower volume as a result of the economic slowdown and increased price pressure.

•	Logistics: Sales decreased primarily due to lower print volumes and reductions in fuel surcharges.

•	Financial print: Sales decreased due to reductions in the size and number of capital market transactions and increased price pressure.

•	Office products: Sales decreased primarily due to lower volume from large retail customers.

•	Premedia: Sales declined due to lower volume from existing customers for print related products.

U.S. Print and Related Services segment income from continuing operations decreased $219.7 million mainly because of the volume and price declines discussed above, lower pricing on by-products sales and higher incentive compensation expense, partially offset by lower restructuring and impairment charges, operating cost reductions driven by the restructuring actions and productivity initiatives. Operating margins in the U.S. Print and Related Services segment decreased from 8.1% for the year ended December 31, 2008 to 6.6% for the year ended December 31, 2009. The margin declines resulted from the impact of volume declines, price pressures, lower pricing on by-products sales and higher incentive compensation expense, partially offset by lower restructuring and impairment charges and cost savings, as discussed above.

International

The following tables summarize net sales, loss from continuing operations and certain items impacting comparability within the International segment:

	Years Ended December 31,
	2009	2008
	(in millions)
Net sales	$2,420.4	$2,877.4
Loss from continuing operations	(36.0)	(564.6)
Operating margin	(1.5%)	(19.6%)
Restructuring and impairment charges	210.7	774.7

Reporting unit	2009 Net Sales	2008 Net Sales	$ Change	% Change
	(in millions)
Business process outsourcing	$603.3	$734.0	$(130.7)	(17.8%)
Asia	436.2	473.0	(36.8)	(7.8%)
Latin America	467.9	485.2	(17.3)	(3.6%)
Europe	388.7	498.0	(109.3)	(21.9%)
Global Turnkey Solutions	321.6	455.0	(133.4)	(29.3%)
Canada	202.7	232.2	(29.5)	(12.7%)

Total International	$2,420.4	$2,877.4	$(457.0)	(15.9%)

Net sales for the International segment for the year ended December 31, 2009 were $2,420.4 million, a decrease of $457.0 million, or 15.9%, compared to 2008. The decrease in net sales was primarily due to changes in foreign exchange rates of $201.1 million, or 7.0%, and volume and price declines resulting from the global economic slowdown. An analysis by reporting unit follows:

•	Business process outsourcing: Net sales decreased due to changes in foreign exchange rates, as well as lower volume in transactional print and mail and design and print management services.

•	Asia: Sales decreased due to reduced export book sales and lower volumes and prices on print packaging products.

•	Latin America: Net sales decreased due to changes in foreign exchange rates and lower sales of forms, partially offset by the acquisition of PROSA, which increased net sales by $18.7 million, or 3.9%.

•

Europe: Net sales decreased due to changes in foreign exchange rates and lower sales of directories and commercial print, as well as unfavorable product mix changes and declining prices, largely related to technology manuals and other related packaging products.

•

Global Turnkey Solutions: Net sales decreased due to lower volume from retail and technology customers, as the economic slowdown impacted both consumer and business spending on their products, as well as changes in foreign exchange rates.

•	Canada: Net sales decreased due to changes in foreign exchange rates and lower sales of forms and labels, statement printing and commercial print products.

Loss from continuing operations decreased $528.6 million primarily due to lower restructuring and impairment charges, partially offset by volume declines, the ongoing impact of competitive price pressures, unfavorable product mix and higher incentive compensation expense, partially offset by lower intangible amortization expense. Operating margins as a percentage of sales increased from (19.6%) for the year ended December 31, 2008 to (1.5%) for the year ended December 31, 2009. Of this margin change, 19.6 percentage points were attributable to the impact of lower restructuring and impairment charges. In addition, the margin increase was due to cost reductions driven by restructuring actions and productivity improvements, partially offset by volume and price declines.

Corporate

The following table summarizes unallocated operating expenses and certain items impacting comparability within the activities presented as Corporate:

	Years Ended December 31,
	2009	2008
	(in millions)
Operating expenses	$108.9	$184.8
Restructuring and impairment charges	8.2	4.2

Corporate operating expenses for the year ended December 31, 2009 were $108.9 million, a decrease of $75.9 million compared to 2008. The decrease was primarily driven by a benefit resulting from the reduction in the LIFO inventory reserve of $17.6 million in 2009 as compared to an expense of $30.6 million in 2008, the elimination of the our 401(k) match and cost reductions from productivity and restructuring actions, partially offset by higher incentive compensation expense and higher restructuring and impairment charges.

RESTRUCTURING, IMPAIRMENT AND ACQUISITION-RELATED CHARGES

During 2010, we recorded net restructuring and impairment charges of $157.9 million. These charges included $61.0 million for the impairment of goodwill within the forms and labels reporting unit in the U.S. Print and Related Services segment, $26.9 million for the impairment of acquired customer relationship intangible assets in the Global Turnkey Solutions reporting unit within the International segment and $4.6 million for the impairment of other long-lived assets. Additionally, these charges included $35.9 million related to workforce reductions of 1,458 employees (1,354 of whom were terminated as of December 31, 2010), associated with actions resulting from reorganization of certain operations. These actions included the reorganization of certain operations within the Financial Print reporting unit within the U.S. Print and Related Services segment due to the acquisition of Bowne. In addition, these actions included the reorganization of certain operations within the business process outsourcing and Latin America reporting units and the continuing charges resulting from the closing of two Global Turnkey Solutions manufacturing facilities in 2009 within the International segment. Further, these actions included the reorganization of certain operations within the magazine, catalog and retail insert and variable print reporting units and the closing of one forms and labels manufacturing facility within the U.S. Print and Related Services segment. Finally, we recorded $29.5 million of other restructuring charges, of which $13.6 million related to mutli-employer pension plan partial withdrawal charges primarily attributable to two closed manufacturing facilities within the U.S. Print and Related Services segment, as well as lease termination and other facility closure costs.

During 2009, we recorded net restructuring and impairment charges of $382.7 million. These charges included $128.5 million for the impairment of goodwill and $24.7 million for the impairment of other long-lived assets. In addition, we recorded charges, discounted for future cash payments, of $118.6 million for the termination of a significant long-term customer contract in the business process outsourcing reporting unit within the International segment, of which $117.2 million, $0.8 million and $0.6 million are reflected in other charges, impairment and employee terminations, respectively. Additionally, these charges included $78.8 million related to workforce reductions of 4,043 employees (all of whom were terminated as of December 31, 2010), associated with actions resulting from the reorganization of certain operations and the exiting of certain business activities. These actions included the closings of two magazine, catalog and retail insert manufacturing facilities, two book manufacturing facilities and one premedia facility within the U.S. Print and Related Services segment and the closing of two Global Turnkey Solutions manufacturing facilities, one business process outsourcing facility, one Latin America manufacturing facility and one European manufacturing facility within the International segment. Finally, we incurred other restructuring charges of $32.1 million, including lease termination and other facility closure costs.

During 2008, we recorded restructuring and impairment charges of $1,184.7 million. These charges included $800.1 million for the impairment of goodwill, $325.3 million for the impairment of customer relationships intangible assets and $4.6 million for the impairment of other long-lived assets. In addition, these charges included $44.1 million related to workforce reductions of 2,245 employees (all of whom were terminated as of December 31, 2009), associated with actions resulting from the reorganization of certain operations and the exiting of certain business activities. These actions included the realignment and consolidation of the Canadian organization, a management reorganization within Latin America, the closing of two Global Turnkey Solutions manufacturing facilities within the International segment and realignment and consolidation of the financial print organization in the U.S. Print and Related Services and International segments. In addition, $10.6 million of other restructuring costs, including lease terminations in exited facilities, were recorded for the year ended December 31, 2008.

During 2008, we capitalized $2.1 million of restructuring costs related to employee terminations and other costs in connection with the acquisition of Pro Line. Costs of $1.7 million were for workforce reductions of 23 employees resulting from the elimination of duplicative administrative functions. Charges of $0.4 million of other restructuring costs included lease terminations in exited facilities.

We made cash payments of $158.1 million, $126.4 million and $68.9 million for restructuring activities during the years ended December 31, 2010, 2009 and 2008, respectively. $95.8 million of the $158.1 million paid in 2010 and $22.2 million of the $126.4 million paid in 2009 related to the terminated customer contract discussed previously. These outlays were all funded using cash generated from operations and cash on hand.

In 2011, we expect to realize further cost savings associated with the restructuring actions taken in 2010 and 2009, primarily through reduced employee and facility costs. Restructuring actions have been and will continue to be taken in conjunction with the recent acquisition of Bowne, which will result in significant additional restructuring charges in 2011. In addition, we expect to identify other cost reduction opportunities within both current and newly acquired businesses and possibly take further actions in 2011, which may result in significant additional restructuring charges. These restructuring actions will be funded by cash generated from operations and cash on hand or, if necessary, we will fund these costs by utilizing our credit facilities.

DESCRIPTION OF THE NOTES

You can find the definitions of certain terms used in this description under “—Certain Definitions.” Defined terms used in this description but not defined below under “—Certain Definitions” or elsewhere in this description have the meanings assigned to them in the indenture. In this description, the “Company,” “us,” “we” and “our” refer only to R.R. Donnelley & Sons Company.

We will issue our 7.25% notes due 2018 (the “notes”) under a supplemental indenture, to be dated as of June 1, 2011, to the indenture, dated as of January 3, 2007, between R.R. Donnelley & Sons Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

The following description is a summary of the material provisions of the indenture, as supplemented by the supplemental indenture referred to above, which we refer to as the “indenture.” It does not restate that agreement in its entirety. We urge you to read the indenture because it contains additional information that may be of importance to you. A form of the indenture has been filed as an exhibit to the registration statement of which this prospectus supplement is a part and can be obtained as indicated under “Where You Can Find More Information.” The indenture contains provisions that define your rights under the notes. In addition, the indenture governs the obligations of the Company under the notes. The terms of the notes include those stated in the indenture and, upon effectiveness of a registration statement with respect to the notes, those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The notes will be issued in one series in an aggregate principal amount of $600,000,000.

We may issue additional notes in an unlimited aggregate principal amount at any time and from time to time under the same indenture. For example, we may, from time to time, without notice to or consent of the holders of notes, create additional notes under the indenture. These additional notes will have substantially the same terms as the notes offered hereby in all respects (or in all respects except in some cases for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the notes offered hereby.

The notes will be unsecured obligations of R.R. Donnelley & Sons Company only and will rank equally with all of the other unsecured and unsubordinated indebtedness from time to time outstanding of R.R. Donnelley & Sons Company.

We will issue the notes only in fully registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as paying agent and registrar for the notes. The notes may be presented for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. We may change any paying agent and registrar without notice to holders of the notes and we may act as paying agent or registrar. We will pay principal (and premium, if any) on the notes at the Trustee’s corporate trust office in Chicago, Illinois. At our option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of the holders.

Principal, Maturity and Interest

The notes will mature on May 15, 2018. Interest on the notes will accrue at a rate of 7.25% per year and will be payable semiannually in arrears on May 15 and November 15, commencing on November 15, 2011. We will pay interest to those persons who were holders of record on the May 1 and November 1, as the case may be, immediately preceding each interest payment date.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

When we use the term “business day,” we mean any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City or Chicago, Illinois are authorized or required by law to close.

If an interest payment date, redemption date or maturity date for the notes falls on a date that is not a business day (as defined above), then interest will be paid on the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date, redemption date or maturity date. If a redemption date or the maturity date for any note falls on a date that is not a business day, the related payments of principal, premium, if any, and interest may be made on the next succeeding business day, and no additional interest will accumulate on the amount payable for the period from and after the redemption date or maturity date.

Methods of Receiving Payments on the Notes

If a holder has given us wire transfer instructions, we will pay, or cause to be paid by the paying agent, all principal, premium, if any, and interest on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Ranking

The notes will be senior unsecured obligations of the Company. The payment of the principal of, premium, if any, and interest on the notes will:

•	rank equally in right of payment with all other indebtedness of the Company that is not, by its terms, expressly subordinated to other indebtedness of the Company;

•	rank senior in right of payment to all indebtedness of the Company that is, by its terms, expressly subordinated to the senior indebtedness of the Company; and

•

be effectively subordinated to the secured indebtedness of the Company to the extent of the value of the collateral securing such indebtedness and to the indebtedness and other obligations of the Company’s subsidiaries.

Optional Redemption

We may, at our option, redeem the notes in whole at any time or in part from time to time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption (the “Redemption Date”) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 50 basis points, plus accrued interest to the Redemption Date.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (1) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer, and (2) any one other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that Redemption Date.

We will mail notice of any redemption at least 30 days, but not more than 60 days, before the Redemption Date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price on the Redemption Date, on and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption.

Any notice to holders of notes of a redemption hereunder needs to include the appropriate calculation of the redemption price, but does not need to include the redemption price itself. The actual redemption price, calculated as described above, must be set forth in an Officers’ Certificate of ours delivered to the Trustee no later than two business days prior to the Redemption Date.

Mandatory Redemption

We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Selection and Notice of Redemption

If we redeem less than all the notes at any time and the notes are Global Notes held by DTC, DTC will select the notes to be redeemed in accordance with its Operational Arrangements. If the notes are not Global Notes held by DTC, the Trustee will select notes on a pro rata basis, or on as nearly a pro rata basis as is practicable.

We will redeem notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed at its registered address. We may provide in the notice that payment of the redemption price and performance of our obligations with respect to the redemption or purchase may be performed by another person. Any notice may, at our discretion, be subject to the satisfaction of one or more conditions precedent.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after such date, unless we default in payment of the redemption price on such date, interest ceases to accrue on the notes or portions thereof called for such redemption.

Change of Control

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes as described above, holders of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such conflicts.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of RR Donnelley and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require RR Donnelley to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of RR Donnelley and its subsidiaries taken as a whole to another Person or group may be uncertain.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on the 60th day following the occurrence of a Change of Control (which date shall be extended if the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies on such 60th day, such extension to last until the date on which the Rating Agency considering such possible downgrade either (x) rates the notes below an Investment Grade Rating or (y) publicly announces that it is no longer considering the notes for possible downgrade; provided, that no such extension shall occur if any of the Rating Agencies rates the notes with an Investment Grade Rating that is not subject to review for possible downgrade on such 60th day).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of RR Donnelley and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than RR Donnelley or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of RR Donnelley’s voting stock; or (3) the first day on which a majority of the members of RR Donnelley’s Board of Directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of RR Donnelley who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of RR Donnelley’s proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if any of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

Certain Covenants

Restrictions on Secured Debt

The indenture provides that neither R.R. Donnelley & Sons Company nor any Restricted Subsidiary will create, incur, issue, assume or guarantee any indebtedness for borrowed money secured by a mortgage, security interest, pledge or lien (which we refer to herein, collectively, as a “mortgage”) on or upon any Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the indenture or acquired after the date of the indenture, without ensuring that the notes (together with, if we decide, any other indebtedness created, issued, assumed or guaranteed by R.R. Donnelley & Sons Company or any Restricted Subsidiary then existing or thereafter created) will be secured by such mortgage equally and proportionately with (or, at our option, prior to) such indebtedness. This restriction will not apply to indebtedness secured by any of the following:

•

mortgages on any property acquired, constructed or improved by, or on any shares of capital stock or indebtedness acquired by, us or any Restricted Subsidiary after the date of the indenture to secure indebtedness incurred for the purpose of financing or refinancing all or any part of the purchase price of such property, shares of capital stock or indebtedness or of the cost of any construction or improvements on such properties, in each case, to the extent that the indebtedness is incurred prior to or within 180 days after the applicable acquisition, completion of construction or beginning of commercial operation of such property, as the case may be;

•	mortgages on any property, shares of capital stock or indebtedness existing at the time we or any Restricted Subsidiary acquire any of the same;

•

mortgages on property of a corporation existing at the time we or any Restricted Subsidiary merge or consolidate with such corporation or at the time we or any Restricted Subsidiary acquire all or substantially all of the properties of such corporation;

•	mortgages on any property of, or shares of capital stock or indebtedness of, a corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	mortgages to secure indebtedness of any Restricted Subsidiary to us or another Restricted Subsidiary;

•

mortgages in favor of certain governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure indebtedness incurred or guaranteed to finance or refinance all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgage; and

•

extensions, renewals or replacements of any mortgage existing on the date of the indenture or any mortgage referred to above; however, the principal amount of indebtedness secured thereby may not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and such extension, renewal or replacement will be limited to all or a part of the property (plus improvements and construction on such property), shares of capital stock or indebtedness which was subject to the mortgage so extended, renewed or replaced.

Notwithstanding the restriction outlined above, we or any Restricted Subsidiary may, without having to equally and proportionately secure the notes, issue, assume or guarantee indebtedness secured by a mortgage not excepted from the restriction if the total amount of the following does not at the time exceed 15% of Consolidated Net Tangible Assets:

•	such indebtedness; plus

•	all other indebtedness that we and our Restricted Subsidiaries have incurred or have guaranteed existing at such time and secured by mortgages not so excepted; plus

•	the Attributable Debt existing in respect of Sale and Lease-Back Transactions existing at such time.

Attributable Debt with respect to the following types of Sale and Lease-Back Transactions will not be included for the purposes of calculating Attributable Debt in the preceding sentence:

•

Sale and Lease-Back Transactions in respect of which an amount (equaling at least the greater of the net proceeds of the sale of property or the fair market value of the property) is used within 180 days after the effective date of the arrangement to make non-mandatory prepayments on long-term indebtedness, retire long-term indebtedness or acquire, construct or improve a manufacturing plant or facility which is, or upon completion will be, a Principal Property; and

•	Sale and Lease-Back Transactions in which the property involved would have been permitted to be mortgaged under the first bullet point of the preceding paragraph.

Restrictions on Sale and Lease-Back Transactions

The indenture provides that neither we nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless:

•

we or such Restricted Subsidiary are entitled under the provisions described in the first or sixth bullet point in the first paragraph under “—Restrictions on Secured Debt” to create, issue, assume or guarantee indebtedness secured by a mortgage on the property to be leased without having to equally and proportionately secure the notes;

•

we or such Restricted Subsidiary are entitled under the provisions described in the last paragraph under “—Restrictions on Secured Debt” to create, issue, assume or guarantee indebtedness secured by a mortgage on such property in an amount at least equal to the Attributable Debt in respect of the Sale and Lease-Back Transaction without having to equally and proportionately secure the notes; or

•

we apply an amount (equaling at least the greater of the net proceeds of the sale of property or the fair market value of the property) within 180 days after the effective date of the arrangement to make non-mandatory prepayments on long-term indebtedness, retire long-term indebtedness or acquire, construct or improve a manufacturing plant or facility which is, or upon completion will be, a Principal Property.

Consolidation, Merger and Sale of Assets

The indenture provides that we may consolidate or merge with or into any other corporation, or lease, sell or transfer all or substantially all of our property and assets if:

•

the corporation formed by such consolidation or into which we are merged, or the party which acquires by lease, sale or transfer all or substantially all of our property and assets is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia;

•

the corporation formed by such consolidation or into which we are merged, or the party which acquires by lease, sale or transfer all or substantially all of our property and assets, agrees to pay the principal of, and any premium and interest on, the notes and perform and observe all covenants and conditions of the indenture by executing and delivering to the Trustee a supplemental indenture; and

•

immediately after giving effect to such transaction and treating indebtedness for borrowed money which becomes our obligation or an obligation of a Restricted Subsidiary as a result of such transaction as having been incurred by us or such Restricted Subsidiary at the time of such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has happened and is continuing.

If, upon any such consolidation or merger, or upon any such lease, sale or transfer of any of our Principal Property or any shares of capital stock or indebtedness of any Restricted Subsidiary, owned immediately prior to the transaction, would thereupon become subject to any mortgage, security interest, pledge or lien securing any indebtedness for borrowed money of, or guaranteed by, such other corporation or party (other than any mortgage, security interest, pledge or lien permitted as described under “—Certain Covenants—Restrictions on Secured Debt” above), we, prior to such consolidation, merger, lease, sale or transfer, will, by executing and delivering to the Trustee a supplemental indenture, secure the due and punctual payment of the principal of, and any premium and interest on, the notes (together with, if we decide, any other indebtedness of, or guaranteed by, us or any Restricted Subsidiary then existing or thereafter created) equally and proportionately with (or, at our option, prior to) the indebtedness secured by such mortgage, security interest, pledge or lien.

Reports

We will file with the Trustee, within 15 days after we have filed the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies thereof as the Commission may from time to time by rules and regulations prescribe) which we may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if we are not required to file information, documents or reports under those Sections, then we will file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in those rules and regulations.

Events of Default

With respect to the notes, an “Event of Default” is defined in the indenture as being:

•	a failure to pay interest upon the notes that continues for a period of 30 days after payment is due;

•	a failure to pay the principal or premium, if any, on the notes when due upon maturity, redemption, acceleration or otherwise;

•

a failure to comply with any of our other agreements contained in the indenture applicable to the notes for a period of 90 days after written notice to us of such failure from the Trustee (or to us and the Trustee from the holders of at least 25% of the principal amount of the notes); and

•	certain events of bankruptcy, insolvency or reorganization relating to us.

The indenture provides that if there is a continuing Event of Default with respect to the notes, either the Trustee or the holders of at least 25% of the outstanding principal amount of the notes may declare the principal amount of all of the notes to be due and payable immediately. However, at any time after the Trustee or the holders, as the case may be, declare an acceleration with respect to notes, but before the applicable person has obtained a judgment or decree based on such acceleration, the holders of a majority in principal amount of the outstanding notes may, under certain conditions, cancel such acceleration if we have cured all Events of Default (other than the nonpayment of accelerated principal) with respect to such notes or all such Events of Default have been waived as provided in the indenture. For information as to waiver of defaults, see “—Modification and Waiver.”

The indenture provides that, subject to the duties of the Trustee to act with the required standard of care, if there is a continuing Event of Default, the Trustee need not exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes, unless such holders have offered to the Trustee reasonable security or indemnity. Subject to such provisions for security or indemnification of the Trustee and certain other conditions, the holders of a majority in principal amount of the outstanding notes of a series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power the Trustee holds with respect to the notes of that series.

No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture unless:

•	the Trustee has failed to institute such proceeding for 60 days after the holder has previously given to the Trustee written notice of a continuing Event of Default with respect to notes;

•

the holders of at least 25% in principal amount of the outstanding notes have made a written request, and offered reasonable security or indemnity, to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request.

However, the holder of any note will have an absolute and unconditional right to receive payment of the principal of, and any premium or interest on, such note on or after the date or dates they are to be paid as expressed in such note and to institute suit for the enforcement of any such payment.

We are required to furnish to the Trustee annually a statement as to the absence of certain defaults under the indenture. The indenture provides that the Trustee need not provide holders of notes notice of any default (other than the nonpayment of principal or any premium or interest) if it considers it in the interest of the holders of notes not to provide such notice.

Modification and Waiver

We and the Trustee may modify or amend the indenture with the consent of the holders of a majority of the principal amount of the outstanding notes of each series affected by the modification or amendment. However, no such modification or amendment may, without the consent of the holders of all then outstanding notes of the affected series:

•	change the due date of the principal of, or any installment of principal of or interest on, the notes of that series;

•	reduce the principal amount of, or any premium or interest rate on, the notes of that series;

•	change the place or currency of payment of principal of, or any premium or interest on, the notes of that series;

•	impair the right to institute suit for the enforcement of any payment on or with respect to the notes of that series after the due date thereof; or

•

reduce the percentage in principal amount of the notes of that series then outstanding, the consent of whose holders is required for modification or amendment of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of a majority of the principal amount of the outstanding notes of any series may waive, insofar as that series is concerned, future compliance by us with certain restrictive covenants of the indenture. The holders of at least a majority in principal amount of the outstanding notes of any series may waive any past default under the indenture with respect to that series, except a failure by us to pay the principal of, or any premium or interest on, any notes of that series or a provision that cannot be modified or amended without the consent of the holders of all outstanding notes of the affected series.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of ours will have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Defeasance

Defeasance and Discharge

The indenture provides that we may be discharged from any and all obligations in respect of the notes (except for certain obligations to register the transfer or exchange of notes, to replace stolen, destroyed, lost or mutilated notes, to maintain paying agencies, to compensate and indemnify the Trustee or to furnish the Trustee (if the Trustee is not the registrar) with the names and addresses of holders of notes). We will be so discharged if we irrevocably deposit with the Trustee, in trust, money and/or securities of the United States government in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay each installment of principal of, and any premium and interest on, the notes on the applicable due dates for those payments in accordance with the terms of the notes.

This discharge may occur only if, among other things, we have delivered to the Trustee an opinion of counsel confirming that the holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the discharge had not occurred. That opinion must state that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in any case, in support of that opinion.

Defeasance of Certain Covenants and Certain Events of Default

The indenture provides that, upon compliance with certain conditions:

•

we may omit to comply with the covenants described under “—Certain Covenants—Restrictions on Secured Debt” and “—Certain Covenants—Restrictions on Sale and Lease-Back Transactions” (all other obligations under the notes will remain in full force and effect); and

•	any omission to comply with those covenants will not constitute an Event of Default with respect to the notes (“covenant defeasance”).

The conditions include:

•

depositing with the Trustee money and/or securities of the United States government in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay each installment of principal of, any premium and interest on the notes on the due dates for those payments in accordance with the terms of the notes; and

•

delivering to the Trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Certain Other Events of Default

If we exercise our option to effect a covenant defeasance with respect to the notes as described above and the notes are thereafter declared due and payable because of an Event of Default (other than an Event of Default caused by failing to comply with the covenants that are defeased), the amount of money and securities we have deposited with the Trustee would be sufficient to pay amounts due on the notes on their respective due dates but may not be sufficient to pay amounts due on the notes at the time of acceleration resulting from such Event of Default. However, we would remain liable for such payments.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

Wells Fargo Bank, National Association is the Trustee under the indenture. Wells Fargo Bank, National Association is also the trustee for our 5.625% Notes due 2012, our 4.95% Notes due 2014, our 8.600% Notes due 2016, our 6.125% Notes due 2017, our 11.250% Notes due 2019 and our 7.625% Notes due 2020, which were also issued under the indenture. The Trustee and its affiliates have engaged, currently are engaged, and may in the future engage in financial or other transactions with R.R. Donnelley & Sons Company and its affiliates in the ordinary course of their respective businesses, subject to the Trust Indenture Act of 1939, as amended.

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the indenture. If an Event of Default shall have occurred and continues that is known to the Trustee, the Trustee will exercise such of the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles.

“Attributable Debt” is defined in the indenture to mean, in the context of a Sale and Lease-Back Transaction, what we believe in good faith to be the present value, discounted at the interest rate implicit in the lease involved in such Sale and Lease-Back Transaction, of the lessee’s obligation under the lease for rental payments during the remaining term of such lease, as it may be extended. For purposes of this definition, any amounts lessee must pay, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts lessee must pay under the lease contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges are not included in the determination of lessee’s obligations under the lease.

“Commission” means the U.S. Securities and Exchange Commission.

“Consolidated Net Tangible Assets” is defined in the indenture to mean the total amount of assets minus:

•	all applicable reserves;

•

all current liabilities (excluding any liabilities which are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness); and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets,

all as shown in our audited consolidated balance sheet contained in our then most recent annual report to stockholders, except that assets will include an amount equal to the Attributable Debt in respect of any Sale and Lease-Back Transaction not capitalized on such balance sheet.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Event of Default” has the meaning set forth under “—Events of Default.”

“Issue Date” means the date on which the notes are initially issued.

“Officer” means the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President, the Treasurer or the Secretary of the specified Person.

“Officers’ Certificate” means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer, an Assistant Treasurer, the Controller, an Assistant Controller, the Secretary or an Assistant Secretary, and delivered to the Trustee.

“Person” means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Property” is defined in the indenture to mean any manufacturing plant or manufacturing facility owned by us or any Restricted Subsidiary which is located within the United States and has a gross book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination, except for any such plant or facility or any portion of such plant or facility which our board of directors does not deem material to the total business conducted by us and our Restricted Subsidiaries considered as one enterprise.

“Restricted Subsidiary” is defined in the indenture to mean any Subsidiary that has substantially all of its property located in or that conducts substantially all of its business within the United States (other than its territories or possessions and other than Puerto Rico) and that owns a Principal Property; however, any Subsidiary which is principally engaged in financing operations outside the United States or which is principally engaged in leasing or in financing installment receivables will not be considered a Restricted Subsidiary.

“Sale and Lease-Back Transaction” is defined in the indenture to mean the leasing by us or any Restricted Subsidiary of any Principal Property, whether owned at the date of the indenture or acquired after the date of the indenture (except for temporary leases for a term, including any renewal term, of up to three years and except for leases between us and any Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by us or such Restricted Subsidiary to any party with the intention of taking back a lease of such property.

“Subsidiary” is defined in the indenture to mean any corporation in which we and/or one or more other Subsidiaries, directly or indirectly, own more than 50% of the outstanding voting stock.

BOOK-ENTRY; DELIVERY AND FORM

The notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the “Global Notes”). The Global Notes will be deposited upon issuance with The Depository Trust Company, New York, New York (“DTC”) and registered in the name of a nominee of DTC in the form of a global certificate.

The Global Notes

DTC has advised us that pursuant to procedures established by it (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture governing the notes. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium, if any, and interest (including additional interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Notes. None of RR Donnelley, the trustee or any paying agent under the indenture governing the notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

DTC has advised us that its present practice is, upon receipt of any payment of principal, premium, if any, and interest (including additional interest) on the Global Notes, to credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC. Payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture governing the notes.

DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture governing the notes, DTC will exchange the Global Notes for certificated securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Clearstream. Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Certificated Securities

Certificated securities will be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests and in accordance with the rules and procedures of DTC or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

UNITED STATES FEDERAL INCOME TAXATION

This section describes the material United States federal income tax consequences of owning the notes we are offering. It applies to you only if you acquire notes in the offering for cash at the offering price and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a partnership or other pass-through entity or an investor in a partnership or other pass-through entity,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes that are a hedge or that are hedged against interest rate risks,

•	a person subject to the alternative minimum tax,

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds notes is urged to consult its tax advisor regarding the specific tax consequences of the purchase, ownership and disposition of the Notes.

If you purchase notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these notes in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a note and you are for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or a trust that has a valid election in effect to be treated as a United States person.

If you are not a United States holder, this subsection does not apply to you and you should refer to “—United States Alien Holders” below.

As described under “Description of the Notes—Change of Control,” if a Change of Control Triggering Event occurs, holders of notes will in certain circumstances have the right to require us to repurchase all or part of their notes pursuant to the Change of Control Offer. This obligation may subject the notes to special rules that apply to contingent payment debt instruments. These rules generally require you to accrue interest income at a rate higher than the stated interest rate on the note and to treat as interest income (rather than capital gain) any gain recognized on a sale, exchange or retirement of your note before the resolution of the contingencies. Notwithstanding the possibility of such contingent payments, under applicable United States Treasury regulations, payments on a note that are subject to a remote or incidental contingency may be ignored. We intend to take the position that the prospect that such payments will be made is a remote and/or incidental contingency and therefore that the notes are not subject to the rules governing contingent payment debt instruments. It is possible, however, that the IRS may take a contrary position, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

You will be taxed on interest on your note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Additionally, you will generally recognize capital gain or loss on the sale or retirement of your note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be taxed as interest income to the extent not previously includable in income), and your tax basis in your note. Your tax basis in your note generally will be its cost. Capital gain of a non-corporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

For taxable years beginning after December 31, 2012, a United States person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the United States person’s “net investment income” for the relevant taxable year and (2) the excess of the United States person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include your interest income and your net gains from the disposition of your note, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are the beneficial owner of a note and are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a note.

If you are a United States holder, this subsection does not apply to you.

Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a note:

•	we and other U.S. payors generally will not be required to deduct United States withholding tax from payments of principal and interest to you if, in the case of payments of interest:

1. you do not actually or constructively own 10% or more of the total combined voting power of all classes of stock of RR Donnelley entitled to vote,

2. you are not a controlled foreign corporation that is related to RR Donnelley through stock ownership, and

3. the U.S. payor does not have actual knowledge or reason to know that you are a United States person and:

a. you have furnished to the U.S. payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person,

b. in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person,

c. the U.S. payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

i. a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners),

ii. a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service), or

iii. a U.S. branch of a non-United States bank or of a non-United States insurance company,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

d. the U.S. payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

i. certifying to the U.S. payor under penalties of perjury that an Internal Revenue Service Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you, and

ii. to which is attached a copy of the Internal Revenue Service Form W-8BEN or acceptable substitute form, or

e. the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; and

•	no deduction for any United States federal withholding tax will be made from any gain that you realize on the sale or exchange of your note.

If you are a United States alien holder and interest paid on your note, or gain realized upon the sale or other disposition of your note, is effectively connected with the conduct of a trade or business within the United States by you, you will generally be taxed on a net income basis, that is, after allowance for applicable deductions, at the graduated rates that are applicable to United States holders in essentially the same manner as if your note were held by a United States holder, as discussed above, unless such interest or gain is exempt or subject to reduced tax pursuant to an applicable income tax treaty and you are entitled to such treaty benefits. If you are a United States alien holder that is a corporation, such income may also be subject to the United States federal branch profits tax, which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits, at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and you are a qualified resident of the treaty country.

Further, a note held by an individual who at death is not a citizen or resident of the United States (as defined specifically for estate tax purposes) will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of RR Donnelley entitled to vote at the time of death and

•	the income on the note would not have been effectively connected with a United States trade or businesses of the decedent at the same time.

Backup Withholding and Information Reporting

In general, if you are a non-corporate United States holder, we and other payors are required to report to the Internal Revenue Service all payments of principal and interest on your note. In addition, we and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of your note before maturity within the United States. Additionally, backup withholding will apply to any payments if you fail to provide an accurate taxpayer identification number, or you are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

In general, if you are a United States alien holder, payments of interest made by us and other payors to you will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “—United States Alien Holders” are satisfied or you otherwise establish an exemption. However, we and other payors are required to report payments of interest on your notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of notes (including a redemption or retirement) effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the broker:

1.	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which you certify, under penalties of perjury, that you are not a United States person, or

2.	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by you unless the broker has actual knowledge that you are a United States person.

In general, payment of the proceeds from the sale of notes (including a redemption or retirement) effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption.

In addition, payment of the proceeds from the sale of notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

1.	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

2.	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

UNDERWRITING

We are offering the notes described in this prospectus supplement through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the aggregate principal amount of notes listed next to its name in the following table.

Underwriter	Principal Amount of Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$300,000,000
Citigroup Global Markets Inc.	75,000,000
J.P. Morgan Securities LLC	75,000,000
Mitsubishi UFJ Securities (USA), Inc.	60,000,000
U.S. Bancorp Investments, Inc.	30,000,000
Fifth Third Securities, Inc.	12,000,000
PNC Capital Markets LLC.	12,000,000
Scotia Capital (USA) Inc.	12,000,000
TD Securities (USA) LLC.	12,000,000
UBS Securities LLC.	12,000,000

Total	$600,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the notes if they buy any of them. The underwriters will sell the notes to the public when and if the underwriters buy the notes from us.

The underwriters have advised us that they propose initially to offer the notes to the public for cash at the public offering price set forth on the cover of this prospectus supplement. After the public offering of the notes, the public offering price and other selling terms may be changed.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1,000,000.

We have agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

We expect that delivery of the notes will be made against payment therefore on or about June 1, 2011, which will be the tenth business day following the date of pricing of the notes, or “T+10 .” Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next seven succeeding business days should consult their own advisors.

In connection with the offering of the notes, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the representatives may overallot in connection with the offering, creating a short position. In addition, the representatives may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Any of these activities may stabilize or maintain the market price of the notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the notes. The representatives will not be required to engage in these activities, and may engage in these activities, and may end any of these activities, at any time without notice.

In relation to each member state of the European Economic Area (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per note of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of securities will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the securities that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of securities may be made to the public in that Relevant Member State at any time:

(a) to “qualified investors” as defined in the Prospectus Directive; or

(b) to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the such persons has been given to the offer or resale. In the case of any securities being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (and amendments thereto, including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Affiliates of certain of the underwriters are lenders and/or agents under our senior revolving credit facility. The underwriters and certain of their affiliates have provided from time to time, and may provide in the future, investment and commercial banking (including acting as lenders under our senior revolving credit facility described above) and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as our financial advisor in connection with our acquisition of Bowne and was paid a customary fee in connection therewith. In the ordinary course of their business, the underwriters and their affiliates may actively trade or hold the securities or our loans for their own accounts or for the accounts of customers and, accordingly, may at any time hold long or short positions in these securities or loans. In addition, from time to time, as a result of market-making activities, the underwriters may own debt securities issued by us or our affiliates.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by Sullivan & Cromwell LLP. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from the R.R. Donnelley & Sons Company Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of R.R. Donnelley & Sons Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

R.R. DONNELLEY & SONS COMPANY

Debt Securities

Warrants

Purchase Contracts

Units

Preferred Stock

Depositary Shares

Common Stock

R.R. Donnelley & Sons Company from time to time may offer to sell debt securities, warrants, and purchase contracts, either individually or in units, as well as preferred stock, either separately or represented by depositary shares, and common stock. The debt securities may be senior or subordinated to other indebtedness of R.R. Donnelley. The debt securities may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of R.R. Donnelley. Any preferred stock or depositary shares issued may also be convertible into common stock or another series of preferred stock or depositary shares or convertible into or exchangeable for other securities. R.R. Donnelley’s common stock is listed on the Nasdaq Stock Market and the Chicago Stock Exchange under the ticker symbol “RRD.”

R.R. Donnelley may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

The specific terms of any securities to be offered will be provided in supplements to this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated November 5, 2009.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

(2)	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2009;

(3)	Current Reports on Form 8-K filed on January 13, January 20, February 20, July 23 and September 25, 2009;

(4)	All documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can obtain those documents from our website at www.rrdonnelley.com or request them in writing or by telephone at the following address or telephone number:

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606-4301

Telephone: (866) 425-8272

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THE COMPANY

R.R. Donnelley is a global provider of integrated communications. Founded more than 145 years ago, the company works collaboratively with more than 60,000 customers worldwide to develop custom communications solutions that reduce costs, enhance return on investment and ensure compliance. Drawing on a range of proprietary and commercially available digital and conventional technologies deployed across four continents, the Company employs a suite of leading Internet-based capabilities and other resources to provide premedia, printing, logistics and business process outsourcing services to leading clients in virtually every private and public sector.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

VALIDITY OF THE SECURITIES

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon for the Company by Sullivan & Cromwell LLP and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the R.R. Donnelley & Sons Company Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of R.R. Donnelley & Sons Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports on the consolidated financial statements and the effectiveness of internal control over financial reporting express unqualified opinions and include an explanatory paragraph regarding the Company’s adoption of the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, on January 1, 2007, which clarifies the accounting for and disclosure of uncertain tax positions) dated February 25, 2009, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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$600,000,000

R.R. DONNELLEY & SONS COMPANY

7.25% Notes due 2018

PROSPECTUS SUPPLEMENT

May 17, 2011

Joint Book-Running Managers

BofA Merrill Lynch

Citi

J.P. Morgan

Co-Managers

Mitsubishi UFJ Securities

US Bancorp

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Scotia Capital

TD Securities

UBS Investment Bank